Exhibit 99.1

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(華晨中國汽車控股有限公司)*

(Incorporated in Bermuda with limited liability)

Stock Code : 1114

Brilliance Auto

华 晨 汽 车

Annual Report 2007

M ZT 4363
M FP 4275

**for identification purposes only*

Contents

Corporate Information	2

Financial Highlights	3

Chairman’s Statement	4

Management’s Discussion and Analysis	6

Directors, Senior Management and Company Secretary	9

Report of Directors	12

Corporate Governance Report	31

Independent Auditors’ Report	42

Consolidated Income Statement	44

Balance Sheets	45

Consolidated Statement of Changes in Equity	47

Consolidated Cash Flow Statement	48

Notes to the Financial Statements	50

Supplementary Financial Information	126

Corporate Information
BOARD OF DIRECTORS
Mr. Wu Xiao An
M(also known as Mr. Ng Siu On) (Chairman)
Mr. Qi Yumin (Chief Executive Officer)
Mr. He Guohua
Mr. Wang Shiping
Mr. Lei Xiaoyang
Mr. Xu Bingjin*
Mr. Song Jian*
Mr. Jiang Bo*

*	Mindependent non-executive director
AUTHORISED REPRESENTATIVES
Mr. Wu Xiao An
Mr. Lei Xiaoyang
CHIEF FINANCIAL OFFICER
Mr. Lei Xiaoyang
QUALIFIED ACCOUNTANT
Ms. Huang Yu
COMPANY SECRETARY
Ms. Lam Yee Wah Eva
REGISTERED OFFICE
Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda
HEAD OFFICE AND PRINCIPAL PLACE
MOF BUSINESS
Suites 1602—05
Chater House
8 Connaught Road Central
Hong Kong
AUDITORS
Grant Thornton
Certified Public Accountants
13th Floor, Gloucester Tower
The Landmark
15 Queen’s Road Central
Hong Kong
PRINCIPAL BANKER
The Hongkong and Shanghai Banking Corporation
MLimited, Hong Kong Branch
DEPOSITARY, TRANSFER AGENT AND REGISTRAR MFOR AMERICAN DEPOSITARY SHARES
The Bank of New York
101 Barclay Street
New York, N.Y. 10286
United States of America
HONG KONG BRANCH SHARE REGISTRAR
MAND TRANSFER OFFICE
Computershare Hong Kong Investor Services Limited
Shops 1712—16
17th Floor, Hopewell Centre
183 Queen’s Road East
Hong Kong
LEGAL ADVISORS TO THE COMPANY
Appleby
Troutman Sanders
Shearman & Sterling LLP
INVESTOR RELATIONS
CMGRP (Hong Kong) Limited
10th Floor, Oxford House
Taikoo Place
979 King’s Road
Quarry Bay
Hong Kong

Financial Highlights
SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE GROUP

		Year Ended and as of 31st December,
	2007	2006	2005	2004	2003
	RMB	RMB	RMB	RMB	RMB
	(Amounts in thousands except earnings/loss per share)

Income Statement Data:

Turnover	14,149,149	10,484,754	5,468,990	6,541,998	10,109,557

Profit (Loss) before taxation	211,567	(656,764)	(1,156,445)	(458,083)	1,244,134
Taxation	(45,208)	(47,879)	(89,097)	50,324	(144,140)

Profit (Loss) for the year	166,359	(704,643)	(1,245,542)	(407,759)	1,099,994
Less: Minority interests	69,273	(306,221)	(595,934)	(456,328)	163,547

Profit (Loss) attributable to equity holders of the Company	97,086	(398,422)	(649,608)	48,569	936,447

Basic Earnings (Loss) per Share	RMB0.02646	RMB(0.1086)	RMB(0.1771)	RMB0.0132	RMB0.2554
Diluted Earnings (Loss) per Share	RMB0.02639	RMB(0.1086)	RMB(0.1771)	RMB0.0132	RMB0.2533

Balance Sheet Data:

Non-current Assets	7,264,454	7,100,894	7,705,700	8,350,237	7,967,363
Current Assets	9,605,473	7,762,297	7,101,246	9,419,352	10,277,566
Current Liabilities	(8,642,968)	(7,101,773)	(8,009,894)	(8,187,658)	(8,031,017)
Non-current Liabilities	(1,967,560)	(1,736,278)	(79,602)	(1,519,490)	(1,498,169)
Minority Interests	(209,736)	(140,147)	(446,368)	(1,066,350)	(1,709,886)

Shareholders’ Equity	6,049,663	5,884,993	6,271,082	6,996,091	7,005,857

Chairman’s Statement
Dear Shareholders:
On behalf of the board of directors, I hereby present the annual report of Brilliance China Automotive Holdings Limited for the year ended 31st December, 2007.
First of all, I am pleased to report that the Group has achieved its goal of returning to profitability in 2007 after experiencing two years of losses attributable to equity holders of the Company. The Group also registered unit sales growth in all of its three main product categories. During 2007, the Chinese auto sector continued to show an impressive growth. A total of 4.7 million sedans were sold domestically, representing a 23.5% increase from the previous year. China’s rapid GDP expansion with rising income levels and improving lifestyles had contributed to this growth. The strong market demand has brought about a remarkable expansion in the sale of our Zhonghua and BMW sedans during the year. As a result, the Group achieved revenues of approximately RMB14.1 billion in 2007, representing a 34.9% increase from 2006. This increase in sales, coupled with the implementation of cost saving measures, has led to a turnaround of the Group’s performance from a net loss attributable to shareholders of RMB398.4 million in 2006 to net profit attributable to shareholders of RMB97.1 million for 2007.
During the year, the Group continued to enhance the quality and diversity of its products and services. The Group sold 106,770 Zhonghua sedans in 2007, representing a solid 71.4% increase from 62,281 vehicles sold in the previous year. In September 2007, the Group launched the new Kubao, a coupe model to complement the existing Zhonghua brand of products, which was well received by the market. In addition, the Zhonghua brand was the only national auto brand name to be ranked amongst the Top 10 Best Aftersale Service auto brands in China in August 2007 by JD Power, a reputable global marketing information firm that conducts independent customer satisfaction and product quality surveys for the auto industry.
Our minibus continued to maintain its market leading position in 2007. A total of 73,415 minibuses were sold in 2007, representing an increase of 10.8% from the 66,245 units sold in 2006. Unit sales of our mid-price Hiace minibus was encouraging, with a 14.3% increase in volume during the year, whereas the deluxe minibuses maintained steady sales.
The BMW Brilliance joint venture achieved continuing growth in sales volume in 2007. The increased contribution from the joint venture in 2007 was a testament to the relentless commitment from both our joint venture partner and the Group to improve operational efficiency and profitability by increasing the domestic components ratio. With even greater cooperation with our strategic partner planned for 2008 and beyond, we believe the BMW Brilliance JV is well positioned to maintain its market leading position in the increasingly competitive premium sedan segment in China.
Looking ahead to 2008, the Group expects market conditions to be tough. Factors such as rising input costs and oil prices, impact of austerity measures and credit tightening, and the launch of a large number of competitive new models will all create pressures on auto sales in China. To enable the Group to maintain its market share and margins, we plan to launch new models such as the new Junjie FRV and Junjie wagon models in 2008 to further diversify our product mix, increase investments in the development of our engines and new products under the Junjie FRV platform, streamline our operations to improve production efficiency, leverage on volume to achieve supplier cost savings, work with BMW to deepen component localisation for our BMW vehicles (import tariff reduction was achieved across all BMW models in early 2008), and extend our auto business chain downstream into the aftermarket sector. The Group has completed the construction of a 100,000-unit facility catered for the Junjie FRV line of products, and is also in discussion with BMW regarding next phase capacity expansion for our joint venture.
The Group will continue to enrich its product portfolio while actively exploring opportunities to further diversify our business beyond the existing automobile and components manufacturing business. The Group also aims to strengthen our relationships with strategic partners such as BMW, Toyota and other parts and engineering firms worldwide for strategic alliances and partnerships in the long-term development of our business.
Finally, I would like to take this opportunity to express my sincere appreciation to our shareholders and staff for their continued dedication and commitment to the Group.
Wu Xiao An
(also known as Ng Siu On)
Chairman
21st April, 2008

Management’s Discussion & Analysis
BUSINESS REVIEW
Consolidated net sales of the Company and its subsidiaries, including Shenyang Brilliance JinBei Automobile Co., Ltd. (‘‘Shenyang Automotive’’), Shenyang XingYuanDong Automobile Component Co., Ltd. (‘‘Xing Yuan Dong’’), Ningbo Yuming Machinery Industrial Co., Ltd. (‘‘Ningbo Yuming’’), Ningbo Brilliance Ruixing Auto Components Co., Ltd. (‘‘Ningbo Ruixing’’), Mianyang Brilliance Ruian Automotive Components Co., Ltd. (‘‘Mianyang Ruian’’), Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (‘‘Dongxing Automotive’’), Shenyang ChenFa Automobile Component Co., Ltd. (‘‘Shenyang ChenFa’’), Shenyang Jindong Development Co., Ltd. (‘‘Shenyang Jindong’’), Shanghai Hidea Auto Design Co., Ltd. (‘‘Shanghai Hidea’’) and Shenyang Brilliance Power Train Machinery Co., Ltd. (‘‘Shenyang Brilliance Power’’) for the year ended 31st December, 2007 were RMB14.1 billion, representing a 34.9% increase from RMB10.5 billion for the year ended 31st December, 2006. The increase in sales was primarily due to increases in unit sales of Shenyang Automotive’s Zhonghua sedans and minibuses in 2007.
Shenyang Automotive sold 73,415 minibuses in 2007, representing a 10.8% increase from 66,245 minibuses sold in 2006. Of these minibuses sold, 59,517 were mid-priced minibuses, representing a 14.3% increase from 52,049 units sold in 2006. Unit sales of deluxe minibuses decreased slightly by 2.1% from 14,196 units in 2006 to 13,898 units in 2007. Shenyang Automotive sold 106,770 Zhonghua sedans in 2007, representing a 71.4% increase from 62,281 sedans sold in 2006. 33,689 units of the Zhonghua Zunchi model were sold in 2007, representing a 25.2% increase from 26,914 units for 2006. The Junjie model, which was launched in March 2006, recorded a sale of 72,502 units during the year, compared to 35,367 units sold during the period from March to December 2006. The new Kubao model was launched in September 2007 and recorded a sale of 579 units in the last quarter of the year.
Cost of sales rose by 30.9% from RMB9.9 billion in 2006 to RMB13.0 billion in 2007. The increase was primarily due to the increase in unit sales of both the Zhonghua sedans and minibuses. The average unit cost for both the Zhonghua sedans and minibuses decreased in 2007, mainly due to improvement in production efficiency together with the decrease in unit cost of components due to economies of scale. As a result, the overall gross profit margin of the Group improved from 5.2% in 2006 to 8.0% in 2007.
Other revenue increased by 26.8% from RMB291.2 million in 2006 to RMB369.2 million in 2007. The increase was primarily due to the increase in sales of scrap materials and incentives provided by the government.
Selling expenses increased slightly by 0.9% from RMB601.3 million in 2006 to RMB606.9 million in 2007. The increase was mainly due to the increase in advertising, promotion and marketing expenses as well as transportation costs for finished products resulting from the increase in sales volume of Zhonghua sedans and minibuses during the year. Selling expenses as a percentage of turnover decreased from 5.7% in 2006 to 4.3% in 2007 as a result of higher Zhonghua and minibus sales volume achieved in 2007.
General and administrative expenses decreased by 18.5% from RMB632.7 million in 2006 to RMB515.6 million in 2007, mainly as a result of increased capitalization of research and development costs incurred during the year as well as certain bad debt write offs which were recorded in 2006.
Staff option costs which represent expense recognised for share options issued during the year increased by 185.8% from RMB11.3 million in 2006 to RMB32.2 million in 2007 primarily due to an additional number of options issued in 2007 and different valuation assumptions used compared to 2006.

Other operating expenses increased by 6.8% from RMB139.7 million in 2006 to RMB149.2 million in 2007, resulting mainly from foreign exchange loss generated from operation.
Interest income increased by 38.3% from RMB90.7 million in 2006 to RMB125.5 million in 2007, resulting mainly from higher interest income earned from bank deposits.
Net finance costs decreased by 38.7% from RMB201.3 million in 2006 to RMB123.3 million in 2007 due to reduced short- term borrowing in 2007 as well as higher foreign exchange gains realized from our U.S. dollar denominated convertible bonds.
The Group’s share of operating results of associates and jointly controlled entities increased by 28.8% from RMB149.3 million in 2006 (excluding an impairment loss on goodwill in a jointly controlled entity) to RMB192.3 million in 2007. This was mainly attributable to the increased profits contributed by BMW Brilliance Automotive Ltd. (‘‘BMW Brilliance’’), the Group’s 49.5% indirectly owned jointly controlled entity.
Net profits contributed to the Group by BMW Brilliance increased by 33.3% from RMB106.7 million in 2006 to RMB142.2 million in 2007. The BMW joint venture achieved sales of 32,100 BMW sedans in 2007, an increase of 36.0% as compared to 23,600 BMW sedans in 2006.
In 2007, the Group recognised a loss of RMB181.9 million on the change in fair value of the embedded conversion option of the convertible bonds in accordance with Hong Kong Financial Reporting Standards. This compares to a loss of RMB73.2 million recorded in 2006. The 2007 increase was primarily due to the rise in the Company’s share price between 31st December, 2006 and 31st December, 2007.
The Group recorded a profit before taxation amounting to RMB211.6 million in 2007 as compared to a loss before taxation of RMB656.8 million in 2006. Taxation decreased by 5.6% from RMB47.9 million in 2006 to RMB45.2 million in 2007, resulting mainly from a decrease in taxable income of one of our subsidiaries.
The Group recorded a profit attributable to equity holders of the Company of RMB97.1 million for 2007 as compared to a loss attributable to equity holders of RMB398.4 million in 2006. Basic profit per share in 2007 amounted to RMB0.02646 against a basic loss per share of RMB0.1086 in 2006.
Without taking into account the impact of the changes in fair value of the embedded conversion option of the convertible bonds and staff option cost, the Group has achieved a profit attributable to equity holders of the Company of RMB311.3 million in 2007, compared to a loss attributable to equity holders of the Company of RMB313.9 million in 2006.
LIQUIDITY AND FINANCIAL RESOURCES
As at 31st December, 2007, the Group had RMB1,373.4 million in cash and cash equivalents, RMB518.0 million in short- term bank deposits and RMB1,971.7 million in pledged short-term bank deposits. The Group had notes payable of RMB3,036.1 million and outstanding short-term bank borrowings of RMB370.0 million, but had no long-term bank borrowings outstanding as at 31st December, 2007.
On 7th June, 2006, the Company, through its wholly owned subsidiary, Brilliance China Finance Limited (‘‘Brilliance Finance’’), issued the zero coupon guaranteed convertible bonds due 2011 (the ‘‘Convertible Bonds’’) with a principal amount of US$182,678,000 (equivalent to approximately RMB1,460.8 million based on the applicable exchange rate at the time of issue). The Convertible Bonds are guaranteed by the Company and are convertible by the holders into fully paid ordinary shares with a par value of US$0.01 each of the Company at an initial conversion price of HK$1.93 per share (subject to adjustment in certain events) at any time from 6th July, 2006 up to the close of business on 8th May, 2011, unless the Convertible Bonds have previously been redeemed or matured. The Convertible Bonds are listed on The Singapore Exchange Securities Trading Limited. Up to 31st December, 2007, none of the Convertible Bonds had been repurchased or redeemed by Brilliance Finance or converted into ordinary shares of the Company.
Pursuant to the terms of the Convertible Bonds, the initial conversion price of HK$1.93 was adjusted to HK$1.53, or approximately 79.3% of the initial conversion price, with effect from 10th March, 2008 (the ‘‘Adjustment’’). Apart from the Adjustment, no change was made to the terms of the Convertible Bonds. Following the Adjustment, the maximum number of ordinary shares that may be issued by the Company upon full conversion of the Convertible Bonds based on the adjusted conversion price of HK$1.53 will be 925,484,964 ordinary shares. Details of the Adjustment were set out in the announcement made by the Company on 7th March, 2008 and the circular dated 20th March, 2008.
CONTINGENT LIABILITIES
Details of the contingent liabilities are set out in note 41 to the financial statements.
GEARING RATIO
As at 31st December, 2007, the gearing ratio, computed by dividing total liabilities by total equity attributable to equity holders of the Company, was approximately 1.75 (31st December, 2006: 1.50). The increase of the ratio was primarily due to the increase in accounts payable balances as at 31st December, 2007 as a result of the increased level of operations in 2007.
USE OF PROCEEDS
On 7th June, 2006, Brilliance Finance issued the Convertible Bonds. The net proceeds from the sale of the Convertible Bonds were approximately US$178.8 million. As of 31st December, 2007, all the net proceeds had been used for (a) the on-market repurchase and redemption of the zero coupon guaranteed convertible bonds due 2008 issued by Brilliance China Automotive Finance Ltd., a wholly owned subsidiary of the Company; and (b) general corporate and working capital purposes of the Group.
FOREIGN EXCHANGE RISKS
The Group considers that exchange rate fluctuations may have a material effect on the overall financial performance of the Group in the future, and may consider entering into hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary. There were no outstanding hedging transactions as at 31st December, 2007.
EMPLOYEES AND REMUNERATION POLICY
The Group employed approximately 11,670 employees as at 31st December, 2007 (31st December, 2006: approximately 11,000). Employee costs amounted to approximately RMB531.5 million for the year ended 31st December, 2007 (2006: approximately RMB427.5 million). The Group will endeavour to ensure that the salary levels of its employees are in line with industry practices and prevailing market conditions and that employees’ remuneration is based on performance. In addition, employees are eligible for share options under the share option scheme adopted by the Company. More details in respect of the Company’s emolument policy and the basis of determining the emolument payable to the Company’s directors are set out in note 12(b) to the financial statements.

Directors, Senior Management and Company Secretary
EXECUTIVE DIRECTORS
Mr. Wu Xiao An (also known as Mr. Ng Siu On), age 46, has been the Chairman of the board of directors (the ‘‘Board’’) of the Company since June 2002, and an executive director since 1994. He is responsible for the overall management and strategy of the Company. He was the Vice Chairman and the Chief Financial Officer of the Company from 1994 to June 2002. He is also a director of Huachen Automotive Group Holdings Company Limited (‘‘Huachen’’) and Shenyang Automotive. Mr. Wu holds a Bachelor of Arts Degree from Beijing Foreign Languages Institute and a Master of Business Administration Degree from Fordham University in New York. He was the Deputy Manager of the Bank of China, New York Branch from 1988 to 1993.
Mr. Qi Yumin, age 48, has been an executive director, the President and the Chief Executive Officer of the Company since January 2006. He is a senior engineer. Since December 2005, Mr. Qi has been the Chairman and President of Huachen. Prior to joining Huachen, Mr. Qi has held offices as the Chairman and the general manager of Dalian Heavy Industries Co., Ltd. and as the Chairman and the President of DHI . DCW Group Co., Ltd. He was the Vice Mayor of Dalian Municipal Government from October 2004 to December 2005. Mr. Qi is currently a member of the Dalian Committee of the National People’s Congress of the People’s Republic of China (the ‘‘PRC’’) and a member of the Liaoning Provincial Committee of the Chinese People’s Political Consultative Conference. Mr. Qi holds a Bachelor’s Degree in Engineering Science from Xi’an University of Technology and a Master’s Degree in Business Administration from Dalian University of Technology.
Mr. He Guohua, age 57, has been an executive director of the Company since September 2005. Mr. He is currently a director and the Vice President of Huachen and the Vice Chairman and a director of Shenyang Automotive. He is also a director and the Chairman of Shenyang JinBei Automotive Co., Ltd (‘‘JinBei’’, an A-share listed company in the PRC). Mr. He previously worked as an engineer of Shenyang First Machine Tools Factory and was a Director of Shenyang Planning & Economic Commission, a Director of Shenyang Economic & Trade Commission, a Deputy Director of Shenyang Automotive Development Office and the Chairman and General Manager of Shenyang Automotive Assets Operation Corporation. Mr. He is a Senior Engineer in electrical engineering. He graduated from Hefei University of Technology, majoring in Micro Computer Science in 1984.
Mr. Wang Shiping, age 51, has been an executive director of the Company since September 2005. Mr. Wang is currently the Vice President of Huachen and a director of Shenyang Automotive. He is a director and the Chairman of Shanghai Shenhua Holdings Co., Ltd (‘‘Shanghai Shenhua’’). Mr. Wang was previously the Deputy Head Engineer of Radiator Branch Company of China First Automobile Group Corporation (‘‘FAW’’), the General Manager of FAW-ZEXEL Air- Condition Branch Company, the Deputy General Manager and Director of Strategic Planning of Fawer Automobile Part Co., Ltd. Mr. Wang is a Senior Engineer (Researcher) in corporate management. He graduated from Anshan Iron & Steel University in 1982 with a Bachelor of Engineering Degree. He also received a Master of Business Economics Degree from the Graduate School of the Chinese Academy of Social Sciences in 1998.
Mr. Lei Xiaoyang, age 51, was a non-executive director of the Company from June 2003 to June 2005 and was redesignated as an executive director of the Company effective June 2005, and has been the Chief Financial Officer of the Company since October 2006. Mr. Lei is currently a director and the chief financial officer of Shenyang Automotive. He has been a director of Shanghai Shenhua since June 2006 and the Deputy Chief Economist as well as the General Manager of the Department of Asset Operations in Huachen since January 2003. He was the Assistant President of Liaoning International Trust and Investment Corporation from June 1996 to

September 2002, and was in charge of the Financing Department, the Accounting Department, the Strategic Planning Department and the Securities Department. Mr. Lei holds a Bachelor of Engineering Degree from the Shenyang Polytechnic University and a Master of Finance Degree from Liaoning University as well as a Master of Business Administration Degree from Roosevelt University.
INDEPENDENT NON-EXECUTIVE DIRECTORS
Mr. Xu Bingjin, age 68, has been an independent non-executive director of the Company since June 2003. Mr. Xu is currently the President of The Association of Sino-European Economic and Technical Cooperation. He was formerly an Assistant Minister of The Ministry of Foreign Economic and Trade Cooperation, the Deputy Director of the Office of National Mechanic and Electronic Products Importation and Exportation and the Vice President of the World Trade Organization Research Association. Mr. Xu received a Bachelor of Science Degree in Engineering Economics from Jilin University of Technology in 1964 and holds the title of Senior Engineer.
Mr. Song Jian, age 51, has been an independent non-executive director of the Company since September 2004. Mr. Song is currently the Executive Vice President of the Tsinghua Automotive Engineering Institute, the Vice Director of the National Laboratory in Automotive Safety and Energy and an advisor to the Beijing Government in Science and Technology. He was formerly the Deputy Dean of the Automotive Engineering Department at Tsinghua University. In 1998, Mr. Song received the Award for Outstanding Science and Technology Persons in the China Automotive Industry. In 2005, he was ranked first in the Class One China Automotive Industry and Technology Advancement Award. In 2006, Mr. Song was named jointly by The China Association of Automotive Industry, The China Society of Automotive Engineering and The China Automotive News as the best chief designer of the automobile industry in the PRC. Mr. Song holds a Bachelor’s Degree and a Doctorate, both in Engineering Science, from Tsinghua University. He is currently a professor of Automotive Dynamics and Control Engineering at Tsinghua University.
Mr. Jiang Bo, age 48, has been an independent non-executive director of the Company since September 2004. Mr. Jiang is a certified public accountant and a certified public valuer in the PRC. He has been the general manager of Liaoning Reanda Certified Public Accountants in the PRC since 1999 and was a director of Dandong Zhongpeng Accounting Firm from 1993 to 1999. Mr. Jiang has over 10 years of experience in auditing financial statements of companies listed on the PRC stock exchanges. Mr. Jiang has been a certified public valuer since 1998 and has been involved in asset appraisals of companies in preparation for listing in the PRC. He has participated in various listing projects of state-owned enterprises in the PRC and overseas and has gained experience in reviewing and analyzing the audited financial statements of companies listed in the PRC. Mr. Jiang has worked with one of the ‘‘Big-4’’ international accounting firms in the auditing of a state-owned enterprise. Mr. Jiang holds a Bachelor of Science Degree in Mathematics from Liaoning University and a diploma in Accounting from the Central Finance and Economics University.
SENIOR MANAGEMENT
Ms. Huang Yu has been the qualified accountant of the Company since May 2007. Ms. Huang is the head of the financial department of the Group. She graduated with a Bachelor’s Degree in Economics and a Master’s Degree in Economics from South Western University of Finance and Economics in 1996 and 1999, respectively. She is a qualified PRC accountant and also a PRC certified pubic accountant registered as an individual member with the Shanghai Institute of Certified Public Accountants, as well as a student member of the Association of Chartered Certified Accountants. Ms. Huang also has the qualifications to be a lawyer in the PRC. Ms. Huang has worked for Shenyang Automotive as an analyst and internal auditor since her graduation in 1999 and worked as a financial manager of the Company from June 2002. The Stock Exchange of Hong Kong Limited (the ‘‘Stock Exchange’’) granted a 3-year conditional waiver to the Company commencing from 15th May, 2007 to 14th May, 2010 from strict compliance with the requirements of Rule 3.24 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the ‘‘Listing Rules’’). Particulars of the waiver were set out in the announcement made by the Company dated 15th May, 2007.
COMPANY SECRETARY
Ms. Lam Yee Wah Eva has been the Company Secretary of the Company since June 2005. Ms. Lam is an associate of The Hong Kong Institute of Chartered Secretaries and an associate of The Institute of Chartered Secretaries and Administrators. Ms. Lam graduated from The City University of Hong Kong with a Bachelor of Arts (Honours) Degree in Public and Social Administration. She was also awarded a Postgraduate Diploma in Corporate Administration in The City University of Hong Kong. Prior to joining the Group, Ms. Lam has five years’ experience in an international accounting and auditing firm in Hong Kong and has worked for two companies listed in Hong Kong.

Report of Directors
The directors of the Company present this report together with the audited financial statements of the Group for the year ended 31st December, 2007.
PRINCIPAL ACTIVITIES
The Company is a holding company. The principal activities of its subsidiaries are set out in note 19 to the financial statements. The operating businesses of the Group are divided primarily into the manufacture and sale of (1) minibuses and automotive components and (2) sedans.
Prior to May 1998, the Company’s sole operating asset was its interests in Shenyang Automotive. As a result, the Company’s historical results of operations had been primarily driven by the sales price, sales volume and cost of production of Shenyang Automotive’s minibuses. With a view to maintain quality, ensure a stable supply of certain key components and develop new businesses and products, the Company acquired interests in various suppliers of components and established joint ventures in the PRC since May 1998. With additional investments and joint ventures, the Company’s income base has since been broadened and its financial performance has been diversified from that of Shenyang Automotive.
In May 1998, the Company acquired indirect interests in two components suppliers: a 51% equity interest in Ningbo Yuming, a wholly foreign-owned PRC enterprise primarily engaged in the production of automobile window molding, stripping and other auto components; and a 50% equity interest in Mianyang Xinchen Engine Co. Ltd. (‘‘Mianyang Xinchen’’), a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, the Company established Xing Yuan Dong, Ningbo Ruixing and Mianyang Ruian, respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In 2001, in order to maintain their eligibility for preferential tax treatment from the PRC government, all three companies began manufacturing automotive components as well.
In December 2000, the Company acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd. (‘‘Xinguang Brilliance’’), a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, the Company acquired a 100% equity interest in Dongxing Automotive, a foreign-invested manufacturer of automotive components in the PRC.
On 18th April, 2002, Shenyang Jindong was established for the purpose of trading automotive components in the PRC. It is beneficially owned as to 75.5% indirectly by the Company.
In May 2002, Shenyang Automotive obtained the approval from the Chinese Government to produce and sell its Zhonghua sedans in the PRC. The Zhonghua sedans were launched in August 2002.
On 27th March, 2003, the Company, through its indirect subsidiary, Shenyang JinBei Automotive Industry Holdings Co., Ltd. (‘‘SJAI’’), entered into a joint venture contract with BMW Holding BV to produce and sell BMW-designed and branded sedans in the PRC. The registered capital and total investment cost of the joint venture is Euro 150 million and Euro 450 million, respectively. At that time, the Company’s effective interests in SJAI and the joint venture with BMW were 81.0% and 40.5%, respectively. On 28th April, 2003, the Company increased its effective interests in SJAI from 81.0% to 89.1% and thereby increased its effective interests in the joint venture with BMW from 40.5% to 44.55%. On 16th December, 2003, the Company further increased its effective interests in SJAI from 89.1% to 99.0% and thereby increased its effective interests in the joint venture with BMW from 44.55% to 49.5%.
In June 2003, the Company established Shenyang ChenFa, a wholly foreign-owned enterprise in the PRC, for the development, manufacture and sale of engine components in China.
On 29th December, 2003, the Company entered into agreements in relation to the proposed acquisition of an indirect 40.1% interest in JinBei, the joint venture partner of Shenyang Automotive and a supplier of automotive components for the Group’s minibuses and sedans. JinBei is an A-share company listed on the Shanghai Stock Exchange. As a result of JinBei’s share reform, which took place in August 2006, all issued shares of JinBei were converted into tradable shares on the Shanghai Stock Exchange. The Company’s prospective 40.1% interest in JinBei consequently was reduced to 33.05%. Upon obtaining the approvals from the relevant government authorities and completion of the proposed acquisition, the Company’s effective interests in Shenyang Automotive will increase from 51.0% to approximately 63.9%.
On 16th April, 2004, Shanghai Hidea was established for the design of automobiles. It is beneficially owned as to 63.25% indirectly by the Company.
On 19th October, 2004, the Company, through its direct subsidiary, Beston Asia Investment Limited, entered into an agreement with Ms. Chen Qiuling for the acquisition of her 49% interests in Ningbo Yuming. Approvals of the acquisition have been obtained from the relevant PRC government authorities and Ningbo Yuming became a wholly owned subsidiary of the Company on 25th November, 2004.
On 13th December, 2004, the Company, together with Shenyang Automotive, established Shenyang Brilliance Power in the PRC. The joint venture is beneficially owned as to 75.01% by the Company and principally engages in the manufacture and sale of power trains in China.
On 7th August, 2006, the Company, through its wholly owned subsidiary, Southern State Investment Limited (‘‘Southern State’’), entered into an agreement for the disposal of a 3.5% equity interest in Mianyang Xinchen by Southern State to an independent third party. Upon obtaining the approvals from the relevant government authorities and completion of the proposed transfer, the Company’s effective interests in Mianyang Xinchen will decrease from 50.0% to 46.5%.
TURNOVER AND CONTRIBUTION
The Group’s turnover and contribution to loss from operations for the year ended 31st December, 2007, analysed by product category, are as follows:

	Manufacture and sale
	of minibuses and	Manufacture and	Manufacture and
	automotive	sale of Zhonghua	sale of BMW
	components	sedans	sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment sales	5,729,289	8,754,847	—	14,484,136
Intersegment sales	(334,987)	—	—	(334,987)

	Manufacture and sale
	of minibuses and	Manufacture and	Manufacture and
	automotive	sale of Zhonghua	sale of BMW
	components	sedans	sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment sales to external customers	5,394,302	8,754,847	—	14,149,149

Segment results	265,955	135	—	266,090
Unallocated costs net of unallocated income				(66,998)

Operating profit				199,092
Interest income				125,470
Finance costs, net				(123,323)
Change in fair value of embedded conversion option of convertible bonds				(181,933)
Share of results of:
Associates	(246)	37,863	—	37,617
Jointly controlled entities	12,417	—	142,227	154,644

Profit before taxation				211,567
Taxation				(45,208)

Profit for the year				166,359

FINANCIAL RESULTS
The results of the Group for the year ended 31st December, 2007 are set out in the financial statements of the Group on page 44.
CASH FLOW POSITION
The cash flow position of the Group for the year ended 31st December, 2007 is set out and analysed in the consolidated cash flow statement on pages 48 and 49 and in note 39 to the financial statements.
DIVIDEND
The directors did not recommend the payment of any dividend in respect of the year ended 31st December, 2007 (2006: nil).
CLOSURE OF REGISTER OF MEMBERS
The Hong Kong branch register of members of the Company will be closed from Wednesday, 18th June, 2008 to Friday, 20th June, 2008, both days inclusive, during which period no transfer of shares will be registered. Only shareholders of the Company whose names appear on the register of members of the Company on Friday, 20th June, 2008 or their proxies or duly authorised corporate representatives are entitled to attend the forthcoming annual general meeting of the Company to be held on 20th June, 2008. In order to qualify for attending the said annual general meeting, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712—16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:30 p.m. on Tuesday, 17th June, 2008.
FIVE-YEAR FINANCIAL SUMMARY
A summary of the results, assets and liabilities of the Group for the past five financial years is set out on page 3.
RESERVES
Movements in the reserves of the Group and the Company during the year ended 31st December, 2007 are set out in note 37 to the financial statements.
PROPERTY, PLANT AND EQUIPMENT
The movements of property, plant and equipment of the Group for the year ended 31st December, 2007 are set out in note 16 to the financial statements.
SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES
Particulars of the subsidiaries, associates and jointly controlled entities are set out in notes 19, 20 and 21, respectively to the financial statements.
SHARE CAPITAL
Details of the Company’s share capital as of 31st December, 2007 are set out in note 36(a) to the financial statements.
SHARE OPTIONS
1999 Share Option Scheme
With an aim to provide incentives and rewards to eligible participants who contribute to the success of the Group, the Company, with the approval of the shareholders at a general meeting, adopted a share option scheme on 18th September, 1999 (the ‘‘1999 Share Option Scheme’’). The 1999 Share Option Scheme came into effect on 20th October, 1999.
Pursuant to the 1999 Share Option Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company and/or any of its subsidiaries, to take up options to subscribe for ordinary shares with a par value of US$0.01 each in the share capital of the Company (the ‘‘Shares’’).
A consideration of HK$1.00 is payable on acceptance of the offer of grant of an option.
The maximum number of Shares in respect of which options may be granted under the 1999 Share Option Scheme (and any other share option scheme of the Company and its subsidiaries) shall not exceed 10% of the issued share capital of the Company from time to time, excluding any Shares allotted and issued on exercise of options granted pursuant to the 1999 Share Option Scheme.
No option shall be granted to any one person if, together with such option exercised in full, the total number of Shares already issued and issuable to him/her under all the options previously granted to him/her would exceed 25% of the aggregate number of Shares for the time being issued and issuable under the 1999 Share Option Scheme.
The subscription price per Share in respect of any option granted under the 1999 Share Option Scheme shall be determined by the directors at their absolute discretion, but in any event shall not be less than the higher of (a) 80% of the average closing price of the Shares as stated in the Stock Exchange’s daily quotation sheet for the five trading days immediately preceding the relevant offer date; and (b) the nominal value of a Share of the Company.
On 28th June, 2002, the 1999 Share Option Scheme was terminated. Pursuant to clause 13.1 of the 1999 Share Option Scheme, all the share options granted and remained outstanding prior to such termination shall continue to be valid and exercisable in accordance with the terms of the grant and the 1999 Share Option Scheme.
Details of the share options outstanding as at 31st December, 2007 under the 1999 Share Option Scheme are set out below:

		Number of share options
		Outstanding					Outstanding		Subscrip-
Category		as at 1st	Granted	Exercised	Lapsed	Cancelled	as at 31st		tion price per
and name of	Date of	January,	during	during	during	during	December,	Option	Share
participant	grant	2007	the year	the year	the year	the year	2007	period	(HK$)

Director
Wu Xiao An	2 June 2001	2,800,000	—	—	—	—	2,800,000	2 June 2001-	1.896
	(Note 1)			(Note 2)				1 June 2011

Total		2,800,000	—	—	—	—	2,800,000

Notes:

1.	The share options were granted on 2nd June, 2001 and vested immediately upon the grant and are exercisable within a period of 10 years.

2.	As none of the share options had been exercised during the year ended 31st December, 2007, the weighted average closing price of the Shares immediately before the dates on which the share options were exercised is not disclosed herein.
New Share Option Scheme
To comply with the amendments to Chapter 17 of the Listing Rules, which came into effect on 1st September, 2001, the Company adopted a new share option scheme on 28th June, 2002 (the ‘‘New Share Option Scheme’’). The purpose of the New Share Option Scheme is to provide incentives or rewards to eligible participants for their contribution to the Group and/or to enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group and any entity in which the Group holds any equity interest (the ‘‘Invested Entity’’). The New Share Option Scheme came into effect on 15th July, 2002.

Pursuant to the New Share Option Scheme, the directors of the Company may, at their absolute discretion, invite the following persons to take up options to subscribe for Shares of the Company: (a) any eligible employee as defined in the New Share Option Scheme; (b) any non-executive director (including independent non-executive directors) of the Company, any of its subsidiaries or any Invested Entity; (c) any supplier of goods or services to any member of the Group or any Invested Entity; (d) any customer of the Group or any Invested Entity; (e) any person or entity acting in their capacities as advisers or consultants that provides research, development or other technological support to the Group or any Invested Entity; and (f) any shareholder of any member of the Group or any Invested Entity or any holder of any securities issued by any member of the Group or any Invested Entity determined by the directors of the Company having contributed or may contribute to the development and growth of the Group and any Invested Entity.
A consideration of HK$1.00 is payable on acceptance of the offer of grant of an option.
The maximum number of Shares which may be issued upon exercise of all options (excluding, for this purpose, options which have lapsed in accordance with the terms of the New Share Option Scheme and any other share option scheme of the Company) to be granted under the New Share Option Scheme and any other share option scheme of the Company must not in aggregate exceed 10% of the Shares in issue as at the date of approval of the New Share Option Scheme (i.e. 366,605,290 Shares, representing 9.99% of the total number of Shares in issue as at the date of this annual report).
The total number of Shares issued and which may fall to be issued upon exercise of the options granted under the New Share Option Scheme and any other share option scheme of the Company (including both exercised or outstanding options) to each participant in any 12-month period shall not exceed 1% of the issued share capital of the Company for the time being. Any further grant of options in excess of the 1% limit shall be subject to shareholders’ approval in general meeting with such participant and his associates abstaining from voting.
The subscription price per Share in respect of any option granted under the New Share Option Scheme shall be a price determined by the directors, but shall not be lower than the higher of (a) the closing price of the Shares as stated in the Stock Exchange’s daily quotation sheet on the date of grant, which must be a trading day; (b) the average closing price of the Shares as stated in the Stock Exchange’s daily quotation sheet for the five trading days immediately preceding the date of grant; and (c) the nominal value of a Share of the Company.
The New Share Option Scheme will remain in force for a period of 10 years from 15th July, 2002. The period during which an option may be exercised will be determined by the directors in their absolute discretion, save that no option shall be exercised later than 10 years from the date of grant.
Details of the share options outstanding as at 31st December, 2007 under the New Share Option Scheme are set out below:

		Number of share options
		Outstanding					Outstanding		Subscrip-
Category and		as at 1st	Granted	Exercised	Lapsed	Cancelled	as at 31st		tion price per
name of		January,	during the	during the	during the	during the	December,		Share
participants	Date of grant	2007	year	year	year	year	2007	Option period	(HK$)

Directors

Wu Xiao An	28 December 2006 (Note 1)	8,000,000	—	—	—	—	8,000,000	28 December 2006- 27 December 2016	1.32

		Number of share options
		Outstanding					Outstanding		Subscrip-
Category and		as at 1st	Granted	Exercised	Lapsed	Cancelled	as at 31st		tion price per
name of		January,	during the	during the	during the	during the	December,		Share
participants	Date of grant	2007	year	year	year	year	2007	Option period	(HK$)

	31 December 2007 (Note 2)	—	10,000,000	—	—	—	10,000,000	31 December 2007- 30 December 2017	1.746

Qi Yumin	28 December 2006 (Note 1)	7,000,000	—	—	—	—	7,000,000	28 December 2006- 27 December 2016	1.32

	31 December 2007 (Note 2)	—	9,000,000	—	—	—	9,000,000	31 December 2007- 30 December 2017	1.746

He Guohua	28 December 2006 (Note 1)	3,000,000	—	—	—	—	3,000,000	28 December 2006- 27 December 2016	1.32

	31 December 2007 (Note 2)	—	3,000,000	—	—	—	3,000,000	31 December 2007- 30 December 2017	1.746

Wang Shiping	28 December 2006 (Note 1)	3,000,000	—	—	—	—	3,000,000	28 December 2006- 27 December 2016	1.32

	31 December 2007 (Note 2)	—	3,000,000	—	—	—	3,000,000	31 December 2007- 30 December 2017	1.746

Lei Xiaoyang	28 December 2006 (Note 1)	3,000,000	—	—	—	—	3,000,000	28 December 2006- 27 December 2016	1.32

	31 December 2007 (Note 2)	—	3,000,000	—	—	—	3,000,000	31 December 2007- 30 December 2017	1.746

Employees (in aggregate)	28 December 2006 (Note 1)	8,750,000	—	1,375,000 (Note 3)	—	—	7,375,000	28 December 2006- 27 December 2016	1.32

	31 December 2007 (Note 2)	—	27,500,000	—	—	—	27,500,000	31 December 2007- 30 December 2017	1.746

Others (in aggregate)	28 December 2006 (Note 1)	3,000,000	—	—	—	—	3,000,000	28 December 2006- 27 December 2016	1.32

	31 December 2007 (Note 2)	—	4,000,000	—	—	—	4,000,000	31 December 2007- 30 December 2017	1.746

Total		35,750,000	59,500,000	1,375,000	—	—	93,875,000

Notes:

1.	The share options were granted on 28th December, 2006 and vested immediately upon the grant and are exercisable within a period of 10 years. The closing price of the Shares immediately before the date on which the options were granted is HK$1.28 per Share.

2.	The share options were granted on 31st December, 2007 and vested immediately upon the grant and are exercisable within a period of 10 years. The closing price of the Shares immediately before the date on which the options were granted is HK$1.71 per Share.

3.	On 16th July, 2007, an aggregate of 1,375,000 share options granted to certain employees of the Company were exercised at a subscription price of HK$1.32 per Share in accordance with the terms of the New Share Option Scheme. The closing price of the Shares immediately before the date on which these share options were exercised is HK$2.12 per Share.

4.	Subsequent to the end of the financial year of 2007, 1,500,000 share options were granted on 21st February, 2008 to an employee of the Group at a subscription price of HK$1.542 per Share in accordance with the terms of the New Share Option Scheme. The share options vested immediately upon the grant and are exercisable within a period of 10 years. The closing price of the Shares immediately before the date on which the options were granted is HK$1.53 per Share.
The fair value of the share options granted under the New Share Option Scheme during the year ended 31st December, 2007 was calculated using the Black-Scholes option pricing model. The following assumptions were used to determine the fair value of the share options at the date of grant:

Date of grant	31st December, 2007
Closing share price at the date of grant	HK$1.74
Subscription price	HK$1.746
Risk-free interest rate	2.58%-2.79%
Expected life of option	2-3 years
Expected volatility	48.44%
Expected dividend yield	0%
The value of an option varies with different variable of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.
The Group recognised total expenses of RMB32,243,000 for the year ended 31st December, 2007 (2006: RMB11,281,000) in relation to share options granted by the Company under the New Share Option Scheme.

DIRECTORS
The directors of the Company who held office during the year ended 31st December, 2007 and up to the date of this annual report are:
Executive directors:
Mr. Wu Xiao An (Chairman)
Mr. Qi Yumin (Chief Executive Officer)
Mr. He Guohua
Mr. Wang Shiping
Mr. Lei Xiaoyang (Chief Financial Officer)
Independent non-executive directors:
Mr. Xu Bingjin
Mr. Song Jian
Mr. Jiang Bo
Pursuant to bye-law 99 of the bye-laws of the Company, Mr. Song Jian and Mr. Jiang Bo will retire by rotation at the forthcoming annual general meeting of the Company to be held on 20th June, 2008.
Each of Mr. Song Jian and Mr. Jiang Bo, being eligible, will offer himself for re-election and the Board has recommended them for election at the forthcoming annual general meeting of the Company.
Details of the directors standing for re-election at the forthcoming annual general meeting are set out in the circular sent to the shareholders together with this annual report.
SUBSTANTIAL SHAREHOLDERS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES
As at 31st December, 2007, so far as is known to the directors or chief executives of the Company, the following persons other than a director or chief executive of the Company had an interest or a short position in the Shares and underlying Shares of the Company as recorded in the register required to be kept by the Company under

Section 336 of the Securities and Futures Ordinance (the “SFO”):

	Number of Shares held/Approximate shareholding percentage
Name of shareholders	Long position	%	Short position	%	Lending pool	%

Huachen	1,446,121,500	39.41	—	—	—	—

Templeton Asset Management Ltd. (Note 1)	407,660,000	11.11	—	—	—	—

Deutsche Bank Aktiengesellschaft (Note 2)	310,569,073	8.46	116,462,388	3.17	—	—

Citigroup Inc. (Note 3)	192,892,827	5.26	35,509,000	0.97	34,616,000	0.94

Notes:

1.	The 407,660,000 Shares are held in the capacity as investment manager.

2.	The 310,569,073 Shares are held as to 26,932,600 Shares in the capacity as beneficial owner, as to 2,520,000 Shares in the capacity as investment manager and as to 281,116,473 Shares as security interest. The 116,462,388 Shares are held as to 13,882,000 Shares in the capacity as beneficial owner and as to 102,580,388 Shares as security interest. 170,047,085 Shares in long position represent underlying interests in physically settled derivatives listed or traded on a stock exchange or traded on a futures exchange. 11,000,000 Shares in long position and 2,882,000 Shares in short position represent underlying interests in cash settled unlisted derivatives.

3.	The 192,892,827 Shares are held as to 96,640,827 Shares as corporation interest, as to 61,636,000 Shares as security interest and as to 34,616,000 Shares in the capacity as custodian corporation/approved lending agent. The 35,509,000 Shares are held as corporation interest. 42,396,625 Shares in long position and 30,348,000 Shares in short position represent underlying interests in physically settled unlisted derivatives.
Save as disclosed herein, as at 31st December, 2007, there was no other person so far known to the directors or chief executives of the Company, other than a director or chief executive of the Company as having an interest or a short position in the Shares and underlying Shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.
DIRECTORS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES
As at 31st December, 2007, the interests and short positions of each director, chief executive and their respective associates in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he was taken or deemed to have under such provisions of the SFO); or were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange, are set out below:

		Number of		Approximate	Number
		Shares held		shareholding	of share
Name of	Type of	Long	Short	percentage	options
directors	interests	position	position	%	granted

Wu Xiao An	Personal	—	—	—	2,800,000
					(Note 1)
	Personal	—	—	—	18,000,000
					(Notes 2 & 3)
Qi Yumin	Personal	—	—	—	16,000,000
					(Notes 4 & 5)
He Guohua	Personal	—	—	—	6,000,000
					(Notes 6 & 7)
Wang Shiping	Personal	—	—	—	6,000,000
					(Notes 6 & 7)
Lei Xiaoyang	Personal	—	—	—	6,000,000
					(Notes 6 & 7)

Notes:

1.	The options to subscribe for 2,800,000 Shares are exercisable at any time during the 10-year period from 2nd June, 2001 at the subscription price of HK$1.896 per Share.

2.	These include the options to subscribe for 8,000,000 Shares, which are exercisable at any time during the 10-year period from 28th December, 2006 at the subscription price of HK$1.32 per Share.

3.	These include the options to subscribe for 10,000,000 Shares, which are exercisable at any time during the 10-year period from 31st December, 2007 at the subscription price of HK$1.746 per Share.

4.	These include the options to subscribe for 7,000,000 Shares, which are exercisable at any time during the 10-year period from 28th December, 2006 at the subscription price of HK$1.32 per Share.

5.	These include the options to subscribe for 9,000,000 Shares, which are exercisable at any time during the 10-year period from 31st December, 2007 at the subscription price of HK$1.746 per Share.

6.	These include the options to subscribe for 3,000,000 Shares, which are exercisable at any time during the 10-year period from 28th December, 2006 at the subscription price of HK$1.32 per Share.

7.	These include the options to subscribe for 3,000,000 Shares, which are exercisable at any time during the 10-year period from 31st December, 2007 at the subscription price of HK$1.746 per Share.
Save as disclosed above, as at 31st December, 2007, none of the directors, chief executives of the Company or their respective associates had any interests and short positions in the Shares, underlying Shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he was taken or deemed to have under such provisions of the SFO); or were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.
DIRECTORS’ RIGHT TO ACQUIRE SHARES OR DEBENTURES
Save as disclosed above, at no time during the year ended 31st December, 2007 was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate; and none of the directors, or their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.
DIRECTORS’ INTERESTS IN CONTRACTS
No contracts of significance in relation to the Group’s business to which the Company or any of its subsidiaries or associates was a party and in which any director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.
DIRECTORS’ SERVICE CONTRACTS
Mr. Wu Xiao An, an executive director as at the date of this annual report, has entered into a service agreement with the Company dated 1st March, 2006 for a term of three years commencing from 1st March, 2006.
On 1st March, 2006, Mr. Qi Yumin, an executive director as at the date of this annual report, also entered into a service agreement with the Company for a term of three years commencing from 6th January, 2006.
Save as disclosed herein, no director proposed for re-election at the forthcoming annual general meeting has a service contract with members of the Group that is not determinable by the employer within one year without payment of compensation, other than statutory compensation.
PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES
Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s securities during the year.
ANALYSIS OF INTEREST CAPITALISED
Details of interest capitalised are set out in note 9 to the financial statements.

PRE-EMPTIVE RIGHTS
There are no provisions for pre-emptive rights under the Company’s bye-laws or the laws of Bermuda which oblige the Company to offer new Shares on a pro-rata basis to existing shareholders. Such obligations are provided for in the Listing Rules.
MAJOR CUSTOMERS AND SUPPLIERS
During 2007, the aggregate sales attributable to the Group’s five largest customers, excluding the Group’s associates and jointly controlled entities, represented approximately 37.89% of the Group’s turnover while the sales attributable to the Group’s largest customer was approximately 22.99% of the Group’s turnover. The aggregate purchases attributable to the Group’s five largest suppliers, excluding the Group’s associates and jointly controlled entities, during the year represented approximately 18.36% of the Group’s total purchases and the purchases attributable to the Group’s largest supplier represented approximately 8.56% of the Group’s total purchases.
None of the directors, their associates or any shareholders that, to the knowledge of the directors own more than 5% of the Company’s issued share capital, has any interests in the share capital of any of the five largest customers or suppliers of the Group.
PUBLIC FLOAT
Based on the information that is publicly available to the Company and within the knowledge of the directors, as at the date of this annual report, the Company has maintained the prescribed public float under the Listing Rules.
CONNECTED TRANSACTIONS
Continuing Connected Transactions
The Group is engaged in the manufacture and sale of minibuses, automotive components and sedans. On 16th December, 2005, members of the Group entered into certain framework agreements with JinBei and/or Shenyang Automotive for the purchase and/or sale of automobiles, materials and automotive components for a period of three financial years ending 31st December, 2008. At the time of entering into the framework agreements, Shenyang Automotive was owned as to 51% by the Company and as to 49% by JinBei (note). Each of JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive are connected persons of the Company within the meaning of the Listing Rules. At a special general meeting held on 10th February, 2006 (the “2006 SGM”), shareholders of the Company approved, among other things, the entering into of the said continuing connected transactions pursuant to Chapter 14A of the Listing Rules and the annual caps of the continuing connected transactions for the three financial years ending 31st December, 2008.
Subsequently, at the special general meetings held on 12th February, 2007 and 16th November, 2007 (collectively, the “2007 SGMs”), the Company obtained approval from the shareholders to (a) revise the maximum annual monetary value of a number of continuing connected transactions for the financial years ending 31st December, 2007 and/or 31st December, 2008; and (b) enter into certain new continuing connected transactions for the two financial years ending 31st December, 2008. Details of the revised caps of the relevant continuing connected transactions and the new continuing connected transactions were set out in the Company’s circulars dated 19th January, 2007 and 24th October, 2007.

Note: JinBei’s interest in Shenyang Automotive was reduced from 49% to 39.1% with effect from 21st November, 2006.
Details of all the continuing connected transactions as approved by the shareholders at the 2006 SGM and the 2007 SGMs (altogether the “Continuing Connected Transactions”) and the actual monetary value for the financial year ended 31st December, 2007 are set out below:

				Actual monetary
				value for the
				financial year
				ended
			Major type of	31st December, 2007
Continuing Connected Transactions			products	RMB’000

A.	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

	1.	Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Seats, steering systems, fuel pumps and driving shafts	1,146,671

	2.	Purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Axles, torsion bars, gear boxes, seats and rubber products	305,340

	3.	Purchases of materials and automotive components by Dongxing Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Rubber products	17,718

	4.	Purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Inside cutting, outside cutting and moulding	2,209

	5.	Purchases of materials and automotive components by Shenyang ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Driving shafts	5,080

				Actual monetary
				value for the
				financial year
				ended
			Major type of	31st December, 2007
Continuing Connected Transactions			products	RMB’000

B.	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive

	1.	Purchases of materials and automotive components by Shenyang ChenFa from Shenyang Automotive	Gear boxes	88,100

	2.	Purchases of materials and automotive components by Dongxing Automotive from Shenyang Automotive	Component parts for rear axles and steel panels	31,299

	3.	Purchases of materials and automotive components by Shenyang Brilliance Power from Shenyang Automotive	Engine assembly and gear boxes	103,123

	4.	Purchases of materials and automotive components by Xing Yuan Dong from Shenyang Automotive	Engine assembly	117,695

	5.	Purchases of materials and automotive components by Shenyang Jindong from Shenyang Automotive	Automotive fitting, including center control locks, gear oil and core of front heaters	1,233

C.	Sale of automobiles, materials and automotive components by members of the Group to connected persons

	1.	Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Press parts	320,509

			Actual monetary
			value for the
			financial year
			ended
		Major type of	31st December, 2007
Continuing Connected Transactions		products	RMB’000

2.	Sale of materials and automotive components by Xing Yuan Dong to JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Engines, gear boxes and seats	132,027

3.	Sale of materials and automotive components by Ningbo Yuming to Shenyang Automotive	Side windows, floor depression bars and moulding	136,362

4.	Sale of materials and automotive components by Dongxing Automotive to Shenyang Automotive	Rear axles, press parts, welding parts, paints and special vehicle modification	288,136

5.	Sale of materials and automotive components by Xing Yuan Dong to Shenyang Automotive	Power trains, driving axle assembly, rear heaters and water tank assembly	2,640,401

6.	Sale of materials and automotive components by Shenyang ChenFa to Shenyang Automotive	Power trains	1,974,062

7.	Sale of materials and automotive components by Shenyang Brilliance Power to Shenyang Automotive	Power trains	107,488

8.	Sale of materials and automotive components by Shenyang Jindong to JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Matching components, including reinforcement panel of right hand side front wheel mudguard wing	397

				Actual monetary
				value for the
				financial year
				ended
			Major type of	31st December, 2007
Continuing Connected Transactions			products	RMB’000

	9.	Sale of materials and automotive components by Ningbo Ruixing to Shenyang Automotive	Front axles, view mirrors, suspension, carpets and root pads	101,832

	10.	Sale of materials and automotive components by Shanghai Hidea to Shenyang Automotive	Product design	13,409

	11.	Sale of materials and automotive components by Mianyang Ruian to Shenyang Automotive	Cylinder heads of engines and camshafts	3,435

	12.	Sale of materials and automotive components by Shenyang Jindong to Shenyang Automotive	Matching components, including anti-impact beam sub-assembly of slide door, back-plate of anti-impact beam of slide door, mounting plate of antenna, anti-impact beam assembly of left hand side front door	44,408

D.	Others

	—	Sale of automobiles by Shenyang Automotive to Liaoning Zheng Guo Investment Development Company Limited who acts as a regional agent for Shenyang Automotive in certain regions	A whole range of automobiles manufactured by Shenyang Automotive	1,119,095
The independent non-executive directors of the Company have reviewed and confirmed that the Continuing Connected Transactions have been entered into:

1.	in the ordinary and usual course of business of the Group;

2.	either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties; and

3.	in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.
The auditors of the Company have reviewed the Continuing Connected Transactions and confirmed to the directors that the Continuing Connected Transactions:
1.	have received the approval of the directors;

2.	are in accordance with the pricing policies of the Group;

3.	have been entered into in accordance with the relevant agreements governing the transactions; and

4.	have not exceeded the 2007 annual caps as approved by the shareholders at the 2006 SGM or the 2007 SGMs.
Financial assistance for 2007
On 15th December, 2006,
•	Xing Yuan Dong and Shenyang Automotive entered into an agreement for the provision of cross guarantees in respect of each other’s banking facilities in the amount of RMB1.5 billion for a term of one year commencing from 1st January, 2007 to 31st December, 2007; and

•	Xing Yuan Dong and JinBei entered into an agreement for the provision of cross guarantees in respect of each other’s banking facilities in the amount of RMB500 million for a term of one year commencing from 1st January, 2007 to 31st December, 2007.
At the time of entering into the above agreements, Xing Yuan Dong was a wholly owned subsidiary of the Company whereas Shenyang Automotive was owned as to 51% by the Company and as to 39.1% by JinBei. Each of Shenyang Automotive and JinBei is a connected person of the Company within the meaning of the Listing Rules. On 12th February, 2007, shareholders of the Company approved the provision of the above cross guarantees for a period of one year from 1st January, 2007 to 31st December, 2007.
In 2007, Shenyang Automotive provided a guarantee in respect of Xing Yuan Dong’s banking facilities in the amount of RMB40 million while Xing Yuan Dong provided a guarantee in respect of Shenyang Automotive’s banking facilities in the amount of RMB980 million. Xing Yuan Dong also provided a guarantee in respect of JinBei’s banking facilities in the amount of RMB200 million.
Save as disclosed above, in the opinion of the directors, the transactions disclosed as related party transactions in note 38 to the financial statements do not constitute connected transactions as defined under the Listing Rules in force at the timing of the entering into of the relevant transactions.

AUDITORS
Moores Rowland Mazars were first appointed as auditors of the Company on 20th December, 2004. On 1st June, 2007, Moores Rowland Mazars changed its name to Moores Rowland. On the same day, Moores Rowland combined its business with Grant Thornton. In this connection, the Board appointed Grant Thornton as auditors of the Company effective 24th September, 2007. Grant Thornton will hold office until the conclusion of the forthcoming annual general meeting of the Company to be held in June 2008.
Grant Thornton will retire and be eligible to offer themselves for re-appointment. A resolution will be submitted to the forthcoming annual general meeting to authorise the Board to appoint auditors and to fix their remuneration.
By order of the Board
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong,
21st April, 2008

Corporate Governance
CORPORATE GOVERNANCE
The Company is committed to achieving and maintaining the highest standards of corporate governance consistent with the needs and requirements of the business and its shareholders, and consistent with the “Code on Corporate Governance Practices” (the “CG Code”) set out in Appendix 14 of the Listing Rules. The Group has considered the CG Code and has put in place corporate governance practices to meet the code provisions. The corporate governance principles of the Company emphasize a quality board, sound internal controls, and transparency and accountability to all shareholders.
Throughout the accounting year ended 31st December, 2007, except for deviations from code provision A.4.1 which is explained in paragraph A.4 below, the Group has complied with all code provisions.
A.	DIRECTORS
A.1	The Board

We are governed by the Board which assumes the responsibility for leadership and control of the Company. Our directors are collectively responsible for promoting the success of the Company by developing strategic direction of the Group and directing and supervising the affairs of the Company.

The Board is responsible for the management of the business and affairs of the Group with the objective of enhancing shareholder value and presenting a balanced, clear and understandable assessment of the Company’s performance, position and prospects in its annual and interim reports, other price-sensitive announcements, other financial disclosures as required under the Listing Rules, and reports to regulators any information required to be disclosed pursuant to statutory requirements. The Board is also required to approve acquisitions or disposals that require shareholder notification or approval under the Listing Rules.

The Board has a fiduciary duty and statutory responsibility towards the Group and is directly accountable to the shareholders. Other responsibilities and matters reserved to the Board are set out in paragraph D.1 below.

The Board meets regularly, normally four times each year with a meeting scheduled at approximately three months intervals and additional meetings would be arranged if and when necessary. The dates of regular Board meetings for each year are normally made available to all directors at the beginning of the year to provide sufficient notice to give all directors an opportunity to attend. Special Board meetings will be held when necessary. Matters on transactions where directors are considered having a conflict of interest or material interests would not be dealt with by way of written resolutions and a separate Board meeting shall be held where independent non-executive directors who have no material interests should be present at the meeting. Directors having a conflict of interest or material interests in a transaction before the meeting of the Board will declare his interest therein in accordance with the bye-laws of the Company, shall abstain from voting on the resolution and shall not be counted in the quorum present at the Board meeting.

Notices are given to all the directors for attending regular Board meetings approximately fourteen (14) days before the meetings. For other Board meetings, reasonable notices are generally given.

Board meetings involve the active participation, either in person or through other electronic means of communication, of a majority of directors. The company secretary assists the Chairman in preparing the meeting agenda, and each director may request the inclusion of items in the agenda. Directors are also consulted to suggest matters to be included in the agenda for all regular meetings of the Board.

Minutes of the Board meetings are recorded in detail and draft minutes are circulated within a reasonable time after the meeting to all directors for review and comments before being approved by the Board. All the minutes of the meetings are properly kept by the company secretary and are available for inspection by the directors during normal office hours.

Participation of individual directors at Board meetings in 2007:

Number of meetings		5

Executive directors:
Mr. Wu Xiao An	5/5	(100%)
Mr. Qi Yumin	5/5	(100%)
Mr. He Guohua	4/5	(80%)
Mr. Wang Shiping	5/5	(100%)
Mr. Lei Xiaoyang	5/5	(100%)
Independent non-executive directors:
Mr. Xu Bingjin	5/5	(100%)
Mr. Song Jian	5/5	(100%)
Mr. Jiang Bo	5/5	(100%)

Average attendance rate		97.5%

During 2007, apart from the five meetings of the Board, consent/approval from the Board has also been obtained via circulation of written resolutions on a number of issues.
The Company has taken out appropriate insurance cover for its directors in respect of legal actions taken against directors and officers. The Board reviews the extent of the insurance cover every year.
A.2	Chairman and Chief Executive Officer

Code provision A.2.1 of the CG Code stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

The Company has segregated the roles of Chairman of the Board and Chief Executive Officer. Mr. Wu Xiao An is the Chairman of the Board and Mr. Qi Yumin is the Chief Executive Officer. On 20th June, 2005, the Board adopted a set of clear guidelines regarding the power and duties of the Chairman and the Chief Executive Officer. No change has been made to the guidelines during the year ended 31st December, 2007.

A.3	Board composition

Currently, the Board comprises eight directors: five executive directors and three independent non-executive directors. The current composition of the Board is as follows:

Membership of Board Committee(s)

Executive directors:
Mr. Wu Xiao An (Chairman)	Member of the Remuneration Committee
Mr. Qi Yumin (Chief Executive Officer)	Member of the Remuneration Committee
Mr. He Guohua	—
Mr. Wang Shiping	—
Mr. Lei Xiaoyang (Chief Financial Officer)	—

Independent non-executive directors:
Mr. Xu Bingjin	Chairman of the Audit Committee
Chairman of the Remuneration Committee
Mr. Song Jian	Member of the Audit Committee
Member of the Remuneration Committee
Mr. Jiang Bo	Member of the Audit Committee
Member of the Remuneration Committee
The Listing Rules require every listed issuer to have at least three independent non-executive directors, at least one of whom must have appropriate professional qualifications, or accounting or related financial management expertise. Mr. Jiang Bo is an accountant, a certified public accountant and a certified public valuer in the PRC. Mr. Jiang has over ten years of experience in auditing financial statements of companies listed on the stock exchanges of the PRC, has participated in various listing projects of state-owned enterprises in the PRC and overseas and has experience in reviewing and analyzing the audited financial statements of companies listed in the PRC.
The Company has received from each of the independent non-executive directors an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Board has assessed the independence of all the independent non-executive directors and is satisfied of their independence.
The Board members do not have any family, financial or business relations with each other.
The biographies of our directors are set out on pages 9 and 10 of this annual report.
The list of directors is disclosed in all corporate communications issued by the Company pursuant to the Listing Rules from time to time.
A.4	Appointment, re-election and removal of directors

Code provision A.4.1 of the CG Code stipulates that non-executive directors should be appointed for a specific term, subject to re-election.

Code provision A.4.2 stipulates that all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment. Every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

Non-executive directors (including independent non-executive directors) of the Company do not have specific term of appointment. As the appointment of non-executive directors are subject to the retirement by rotation provisions in the bye-laws of the Company, the Board considers that it is not necessary to appoint the non- executive directors for a specific term. At every annual general meeting, one-third of the directors for the time being, or if their number is not three or in a multiple of three, the number nearest to but not greater than one- third, shall retire from office by rotation according to the bye-laws of the Company. All directors, including those appointed for a fixed term, are subject to the retirement by rotation provision in the bye-laws of the Company.

A director appointed by the Board to fill a casual vacancy shall hold office until the next following general meeting. A director appointed by the Board as an addition to the Board shall hold office until the next following annual general meeting.

The Board has not established a Nomination Committee for reviewing new appointments of directors and senior executives and management succession plans for executive directors and senior executives. The Board follows a formal, considered and transparent procedure for the appointment of new directors to the Board. The appointment of a new director is a collective decision of the Board, taking into consideration the candidate’s qualification, expertise, experience, integrity and commitment to his/her responsibilities within the Group. In addition, all candidates to be selected and appointed as a director must be able to meet the standards set out in Rules 3.08 and 3.09 of the Listing Rules. A candidate who is to be appointed as an independent non- executive director must also meet the independence criteria set out in Rule 3.13 of the Listing Rules.

To comply with the code provision A.4.2 which states that every director should be subject to rotation requirement at least once every three years and in accordance with bye-law 99, Mr. Song Jian and Mr. Jiang Bo will retire by rotation at the forthcoming annual general meeting of the Company to be held on 20th June, 2008.
A.5	Responsibilities of directors

Each newly appointed director is provided with a package of orientation materials setting out the required duties and responsibilities of directors under the Listing Rules and other relevant statutory requirements of Hong Kong. An orientation as to a director’s duties and obligations under the Listing Rules and relevant legislations will be arranged for all newly appointed directors. Our directors are kept informed from time to time on the latest development of any changes to the regulatory requirements and the progress of compliance of applicable rules and regulations by the Company. Our directors will also be updated from time to time on the business development and operation plans of the Company. All our directors are encouraged to participate in continuing professional development seminars and/or courses to update their skills and knowledge on the latest development or changes in the relevant statues, Listing Rules and corporate governance practices.

The functions of non-executive directors include the functions as specified in code provision A.5.2(a) to (d) of the CG Code.

Every director is aware that he should give sufficient time and attention to the affairs of the Company.

The Company has adopted the standard set out in Appendix 10 — Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) of the Listing Rules, in relation to the dealings in securities of the Company by the directors.

Having made specific enquiry of all directors, during the year ended 31st December, 2007, the directors have complied with the standards set out in the Model Code.

The Company has also established on 17th June, 2005 written guidelines on no less exacting terms than the Model Code (the “Code for Securities Transactions by Employees”) for securities transactions by employees of the Company, its subsidiaries and the holding company (including directors of the Company’s holding company and its subsidiaries), who because of such office or employment, are likely to be in possession of unpublished price-sensitive information of the Company or its securities.

No incident of non-compliance of the Code for Securities Transactions by Employees by the employees during the year was noted by the Company.
A.6	Supply of and access to information

In respect to regular Board meetings, and so far as practicable in all other cases, an agenda and accompanying board papers are sent in full to all directors in a timely manner as permitted under the circumstances. Notices are given to all the directors for attending regular Board meetings fourteen (14) days before the meetings. For other Board meetings, reasonable notices are generally given. It has been the practice of the Board and accepted by all members of the Board that relevant information of Board meetings will be sent to all directors three (3) days in advance of the relevant meetings or any reasonable time before such meetings where it is not practicable to send out the information three (3) days in advance.

Members of the management have been reminded that they have an obligation to supply the Board and the Board committees with adequate information on a timely basis to enable each of them to make informed decisions. The Board and each director have separate and independent access to the Group’s senior management.

All directors are entitled to have access to board papers, minutes and related materials.
B.	REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT
B.1	The level of remuneration and disclosure

The Remuneration Committee was established on 17th June, 2005 in accordance with the CG Code. During 2007, the Remuneration Committee has met once which was attended by all members of the Remuneration Committee. The existing members of the Remuneration Committee comprise Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive directors. Mr.

Wu Xiao An and Mr. Qi Yumin, both of whom are executive directors, are also members of the Remuneration Committee. Mr. Xu Bingjin is the chairman of the Remuneration Committee. The Terms of Reference of the Remuneration Committee are adopted with reference to the CG Code, including the specific duties set out in code provision B.1.3(a) to (f) of the CG Code.

The Remuneration Committee is responsible for making recommendations to the Board regarding the Group’s policy and structure for all remuneration of directors and senior management. The Remuneration Committee is authorised to seek any information it requires from any employee of the Group and has the power to request the executive directors and other persons to attend its meetings. The Remuneration Committee is also authorised to obtain outside professional advice and to secure the attendance of other persons with relevant experience and expertise if it considers as necessary.

The work performed by the Remuneration Committee during 2007 included:
•	approved the salary payment to certain executive directors of the Company for their services in 2006;

•	conducted a review on the “Policy and Guidelines of The Remuneration Committee”;

•	reviewed the service agreements or employment contract for senior technician/management previously entered into between the Company and three executive directors;

•	reviewed and approved the annual director remuneration of the directors (including the three independent non-executive directors) of the Company and the remuneration package of the senior management of the Company; and

•	considered and approved the grant of share options under the New Share Option Scheme for recommendation to the Board for its formal approval.
During the process of consideration, no individual director is involved in decisions relating to his own remuneration.
During 2007, apart from the meeting of the Remuneration Committee, consent/approval from the members of the Remuneration Committee has also been obtained via circulation of written resolutions on a number of issues.
Full minutes of the Remuneration Committee meeting are kept by the company secretary. Draft and final versions of the minutes of the Remuneration Committee meetings are sent to all members of the Remuneration Committee for comments and approval.
The Remuneration Committee will make available its Terms of Reference, explaining its role and the authority delegated to it by the Board, on request. The Terms of Reference are also available on the website of the Company.

C.	ACCOUNTABILITY AND AUDIT
C.1	Financial reporting

Management shall provide such explanation and information to the Board as will enable the Board to make an informed assessment of the financial and other matters put before the Board for approval.

The directors are responsible for overseeing all financial aspects of the Company and for keeping proper accounting records and preparing financial statements of each financial period, which give a true and fair view of the state of affairs of the Group and of the results and cash flow for that period. In preparing the financial statements for the year ended 31st December, 2007, the directors have:
•	approved the adoption of all applicable Hong Kong Financial Reporting Standards which are issued by the Hong Kong Institute of Certified Public Accountants;

•	selected and applied consistently appropriate accounting policies;

•	made judgments and estimates that are prudent and reasonable; and

•	prepared the accounts on a going concern basis.
The Board is accountable to its shareholders for a clear and balanced assessment of the Company’s financial position and prospects. In this regard, the directors’ responsibility to present a balanced, clear and understandable assessment extends to annual and interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules, and reports to regulators as well as to information required to be disclosed pursuant to statutory requirements.

Financial results of the Group are announced in a timely manner in accordance with all statutory requirements, particularly the timeframe stipulated in Rule 13.49(1) and (6) of the Listing Rules.

All directors acknowledge their responsibility for preparing the financial statements for the year ended 31st December, 2007.

Currently, the Group’s external auditors are Grant Thornton (the “Auditors”).

For the year ended 31st December, 2007, the remuneration of the auditors paid or payable in respect of audit and non-audit services provided by the auditors to the Group amounted to approximately HK$3,800,000 and HK$690,000, respectively. Such non-auditing services mainly included conducting agreed-upon procedures on the 2007 interim consolidated financial statements and conducting agreed-upon procedures on the continuing connected transactions.

The statement of the Auditors about their reporting responsibilities on the financial statements of the Group is set out in the Independent Auditors’ Report on pages 42 and 43 of this annual report.

C.2	Internal controls

The Board is entrusted with an overall responsibility of devising the Company’s system of internal controls and conducting an annual review of its effectiveness. This ensures that the Board oversees and monitors the Group’s overall financial position so that the interests of the shareholders are well protected and covered. The system of internal controls covers the areas of financial, operational, compliance and risk management of the Group’s business.
The Company has established an internal audit department and adopted an Internal Audit Charter for the internal audit department. The internal audit department has adopted the framework of internal controls proposed by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) and identified eight major operating subsidiaries/functions of the Company and areas for review: sales and turnover, purchases and inventory management, management of fixed assets, financial management, expenses, human resources management, information technology system and entity-wide control framework.

In assessing the effectiveness of the internal control of the Group as of 31st December, 2007, it was noted that two of the four areas identified for improvement in 2006 required further improvement. In additional, certain other areas for improvement were identified.

The following is a summary of the internal control deficiencies of the Group as of 31st December, 2007 as revealed from a review of the internal control system of the Group and the recommended improvement measures:

Areas for improvement	Recommended improvement measures

1. Monitoring activities	• Risk assessment to be supported by detailed quantitative or qualitative analysis and approved by the Audit Committee

• Proper performance and documentation of internal control work by the internal audit department

2. Approval over accounting entries	• Establishment of proper approval limit and system approval reviewing accounting entries

3. Follow-up on prepayment to vendors
•   Put in place measures to (i) ensure advance payments for purchases of goods are offset against related accounts payable upon the receipt of goods; and (ii) monitor the status of advanced payments for assessment of recoverability

4. Approval and follow-up of large investment	• Introduction of additional controls to critically assess potential investments

5. Safeguarding of notes	• Introduction of measures to document review over the manual register and monthly physical count of promissory notes

6. Accounting treatment of sales of raw materials	• Establishment of proper accounting policy to justify the accounting treatment of sales of raw materials

With respect to procedures and internal controls for the handling and dissemination of price-sensitive information:
•	the Group is fully aware of its obligations under the Listing Rules;

•	the Group conducts its affairs with close regard to the “Guide on Disclosure of Price-sensitive Information” issued by the Stock Exchange; and

•	through channels such as financial reporting and public announcements, the Group has implemented and disclosed its policy on fair disclosure by pursuing broad and non-exclusionary distribution of information to the public.
C.3	Audit Committee

The Audit Committee was established on 20th December, 1999 with reference to “A Guide for the Formation of an Audit Committee” issued by the Hong Kong Institute of Certified Public Accountants. The existing Terms of Reference of the Audit Committee was revised on 27th September, 2004 and 17th June, 2005, respectively. The Terms of Reference of the Audit Committee have included the duties set out in code provision C.3.3(a) to (n) of the CG Code. The existing members of the Audit Committee comprise Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive directors. Mr. Xu Bingjin is the chairman of the Audit Committee. The Audit Committee does not have as a member a former partner of the Group’s existing audit firm.

During 2007, the Audit Committee met on two (2) occasions and discharged its responsibilities. Attendance of individual members at Audit Committee meetings in 2007:

Number of meetings		2

Mr. Xu Bingjin	2/2	(100%)
Mr. Song Jian	2/2	(100%)
Mr. Jiang Bo	2/2	(100%)

Average attendance rate		100%

During 2007, apart from the two meetings of the Audit Committee, consent/approval from the members of the Audit Committee has also been obtained via circulation of written resolutions on a number of issues.

The principal duties of the Audit Committee included reviewing the Company’s financial controls, internal control and risk management system, annual report and accounts and half-yearly report.

The following is a summary of the work performed by the Audit Committee during 2007:

•	reviewed the Auditor’s management letter and management’s response;

•	reviewed and considered the recently issued accounting standards and the adoption of new accounting standards;

•	reviewed the audited financial statements and final results announcement for the year ended 31st December, 2006;

•	reviewed the interim report and the interim results announcement for the six months ended 30th June, 2007;

•	met with the auditors to go through any significant audit issues or key findings noted during the audit of the Group’s final results;

•	met with the auditors to go through any significant key findings on the internal control and financial reporting matters based on the agreed-upon procedures performed for the Group’s unaudited interim results;

•	approved the provision of services in respect of the audit of the Group’s 2006 final results and agreed- upon procedures for the 2007 interim results by Moores Rowland Mazars (“MRM”), the former auditors of the Group, and the relevant fee proposals;

•	went through various reports by the management for the second half of 2006;

•	approved the provision of certain non-audit services by MRM;

•	approved the appointment of Grant Thornton as auditors of the Group and the provision of audit services for the Group’s 2007 final results and certain non-audit services by Grant Thornton and the relevant fee proposals; and

•	approved the provision of certain accounting services by Counselors CPA Limited.
All issues raised by the Audit Committee have been addressed by the management. The work and findings of the Audit Committee have been reported to the Board. During 2007, no issues brought to the attention of the management and the Board were of sufficient importance to require disclosure in this annual report.

Full minutes of the Audit Committee meetings are kept by the company secretary. Draft and final versions of the minutes of the Audit Committee meetings are sent to all members of the Audit Committee for comments and approval.

The Audit Committee will make available its Terms of Reference, explaining its role and the authority delegated to it by the Board, on request. The Terms of Reference are also available on the website of the Company.

This annual report has been reviewed by the Audit Committee.

D.	DELEGATION BY THE BOARD
D.1	Management functions

In general, the Board oversees the Company’s strategic development and determines the objectives, strategies and policies of the Group. The Board also monitors and controls operating and financial performance and sets appropriate policies for risk management in pursuit of the Group’s strategic objectives. The Board delegates the implementation of strategies and day-to-day operation of the Group to the management. The reserved power of the Board was set out in the annual report of the Company for the year ended 31st December, 2005 and there has been no change to the power of the Board during the year 2007.

D.2	Board committees

Apart from the Audit Committee (as described under paragraph C.3) and the Remuneration Committee (as described under paragraph B.1), the Board has not established any other committee of the Board.
E.	COMMUNICATION WITH SHAREHOLDERS
E.1	Effective communication

The Company attaches great importance to communications with shareholders. Information on the Group’s activities, business, strategies and developments is provided in the Company’s annual reports and interim reports. Shareholders of the Company are encouraged to attend the annual general meetings of the Company which offer a valuable forum for dialogue and interaction with management.

In line with the practice of the Company, in respect of each issue to be considered at the annual general meetings and special general meetings, including the re-election of directors, a separate resolution will be proposed by the Chairman.

In accordance with the code provision E.1.2 set out in the CG Code, Mr. Wu Xiao An, the Chairman of the Board, and Mr. Xu Bingjin, the chairman of both the Audit Committee and Remuneration Committee, have attended the 2007 annual general meeting. Mr. Song Jian, a member of an independent board committee, represented other members of the independent board committee to attend the special general meeting held on 12th February, 2007, at which approval was sought from the shareholders in respect of certain continuing connected transactions, and to answer questions raised by the shareholders, if any. Mr. Xu Bingjin, the chairman of an independent board committee, represented other members of the independent board committee to attend the special general meeting held on 16th November, 2007, at which approval was sought from the shareholders in respect of certain continuing connected transactions, and to answer questions raised by the shareholders, if any.

The Chairman of the Board, the chairman of the Audit Committee and the chairman of the Remuneration Committee, or in their absence, another member of the relevant committee or an appointed representative, will attend the forthcoming annual general meeting to answer questions of shareholders.

E.2	Voting by poll

The procedures for demanding a poll by the shareholders were incorporated in all circulars sent to shareholders and will be explained during the proceedings of meetings. Whenever voting by way of a poll is required, the detailed procedures for conducting a poll will be explained. Poll results will be posted on the website of the Stock Exchange (as well as the website of the Company) on the business day following the shareholders’ meetings.

At the annual general meeting and special general meetings held in 2007, the Chairman has provided an explanation of the procedures for demanding poll by shareholders at the commencement of the meetings.

Independent Auditors’ Report
TO THE SHAREHOLDERS OF
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
We have audited the consolidated financial statements of Brilliance China Automotive Holdings Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 44 to 125 which comprise the consolidated and company balance sheets as at 31st December, 2007, the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.
Directors’ responsibility for the financial statements
The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditors’ responsibility
Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion the consolidated financial statements give a true and fair view of the state of the Company’s and the Group’s affairs as at 31st December, 2007, and of the Group’s profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.
Grant Thornton
Certified Public Accountants
13th Floor, Gloucester Tower
The Landmark
15 Queen’s Road Central
Hong Kong
21st April, 2008

Consolidated Income Statement
For the year ended 31st December, 2007

		2007	2006
	Note(s)	RMB’000	RMB’000

Turnover	6	14,149,149	10,484,754
Cost of sales		(13,015,230)	(9,939,960)

Gross profit		1,133,919	544,794
Other revenue	6	369,192	291,166
Selling expenses		(606,928)	(601,257)
General and administrative expenses		(515,610)	(632,696)
Staff option costs		(32,243)	(11,281)
Other operating expenses		(149,238)	(139,721)

Operating profit (loss)	7	199,092	(548,995)

Interest income	6,8	125,470	90,738
Finance costs, net	9	(123,323)	(201,282)
Share of results of:
Associates		37,617	49,918
Jointly controlled entities		154,644	99,402
Impairment loss on goodwill in a jointly controlled entity	22	—	(73,343)
Change in fair value of embedded conversion option of convertible bonds	32	(181,933)	(73,202)

Profit (Loss) before taxation		211,567	(656,764)
Taxation	10	(45,208)	(47,879)

Profit (Loss) for the year		166,359	(704,643)

Attributable to:
Equity holders of the Company	11	97,086	(398,422)
Minority interests		69,273	(306,221)

		166,359	(704,643)

Dividends		—	—

Earnings (Loss) per share
— basic	13	RMB0.02646	RMB(0.1086)

— diluted	13	RMB0.02639	N/A

Balance Sheets
As at 31st December, 2007

			Consolidated		Company
			2007	2006	2007	2006
	Note		RMB’000	RMB’000	RMB’000	RMB’000

Non-current assets
Intangible assets	14		1,054,652	802,812	167,669	166,518
Goodwill	15		295,529	295,529	—	—
Property, plant and equipment	16		3,309,616	3,627,498	688	1,243
Construction-in-progress	17		257,017	233,104	—	—
Land lease prepayments	18		118,720	120,099	—	—
Interests in subsidiaries	19		—	—	7,121,588	7,162,842
Interests in associates	20		383,429	366,650	—	—
Interests in jointly controlled entities	21		1,210,019	1,024,016	—	—
Prepayments for a long-term investment	23		600,000	600,000	—	—
Available-for-sale financial assets	24		26,129	23,736	21,991	19,598
Other non-current assets			9,343	7,450	—	—

Total non-current assets			7,264,454	7,100,894	7,311,936	7,350,201

Current assets
Cash and cash equivalents			1,373,416	1,468,075	7,937	3,438
Short-term bank deposits			518,000	616,787	—	46,760
Pledged short-term bank deposits	25		1,971,665	1,625,149	—	—
Inventories	26		2,469,033	1,346,843	—	—
Accounts receivable	27		805,187	632,158	—	—
Accounts receivable from affiliated companies	38	(c)	684,221	953,637	—	—
Notes receivable	28		416,495	197,668	—	—
Notes receivable from affiliated companies	38	(d)	260,155	81,477	—	—
Other receivables	29		491,237	423,017	2,277	4,735
Dividends receivable from affiliated companies	38	(e)	97,173	97,173	—	—
Prepayments and other current assets			273,828	143,583	652	812
Income tax recoverable			18,482	815	—	—
Other taxes recoverable			125,179	117,830	—	—
Advances to affiliated companies	38	(f)	101,402	58,085	26,365	6,365

Total current assets			9,605,473	7,762,297	37,231	62,110

			Consolidated		Company
			2007	2006	2007	2006
	Note		RMB’000	RMB’000	RMB’000	RMB’000

Current liabilities
Accounts payable	30		3,421,891	2,299,267	—	—
Accounts payable to affiliated companies	38	(g)	952,847	983,293	—	—
Notes payable			2,828,373	2,141,947	—	—
Notes payable to affiliated companies	38	(h)	207,774	37,288	—	—
Customer advances			150,354	425,778	—	—
Other payables			419,710	403,040	—	—
Dividends payable			3,085	3,297	3,085	3,297
Accrued expenses and other current liabilities			152,150	159,222	4,380	7,016
Short-term bank borrowings	31		370,000	500,000	—	—
Income tax payable			9,555	11,411	—	—
Other taxes payable			71,095	81,841	—	—
Advances from affiliated companies	38	(i)	56,134	55,389	6,665	7,308

Total current liabilities			8,642,968	7,101,773	14,130	17,621

Net current assets			962,505	660,524	23,101	44,489

Total assets less current liabilities			8,226,959	7,761,418	7,335,037	7,394,690

Non-current liabilities
Convertible bonds	32		1,752,233	1,547,070	—	—
Deferred government grants			81,555	109,502	—	—
Advances from a subsidiary	33		—	—	1,307,720	1,397,766
Advances from affiliated companies	38	(i)	133,772	79,706	—	—

Total non-current liabilities			1,967,560	1,736,278	1,307,720	1,397,766

NET ASSETS			6,259,399	6,025,140	6,027,317	5,996,924

Capital and reserves
Share capital	36	(a)	303,488	303,388	303,488	303,388
Share premium	37		2,040,430	2,038,423	2,040,430	2,038,423
Reserves	37		3,705,745	3,543,182	3,683,399	3,655,113

Total equity attributable to equity holders of the Company			6,049,663	5,884,993	6,027,317	5,996,924
Minority interests			209,736	140,147	—	—

TOTAL EQUITY			6,259,399	6,025,140	6,027,317	5,996,924

Wu Xiao An (also known as Ng Siu On) Director	Lei Xiaoyang Director

Consolidated Statement of Changes in Equity
For the year ended 31st December, 2007

	2007	2006
	RMB’000	RMB’000

Total equity as at 1st January,	6,025,140	6,717,450

Items directly recognised in equity
Changes in fair value of available-for-sale financial assets	2,393	1,052
Share of jointly controlled entity’s gain recognised directly in equity	31,591	—

	33,984	1,052

Profit (Loss) for the year	166,359	(704,643)

Total recognised profits (losses) for the year	200,343	(703,591)

Movements in equity arising from capital transactions
Issue of shares under share option scheme	2,107	—
Exercise of share option scheme	(434)	—
Share option costs	32,243	11,281

	33,916	11,281

Total equity as at 31st December,	6,259,399	6,025,140

Total recognised profits (losses) for the year
Attributable to:
Equity holders of the Company	130,754	(397,370)
Minority interests	69,589	(306,221)

	200,343	(703,591)

Consolidated Cash Flow Statement
For the year ended 31st December, 2007

			2007	2006
	Note		RMB’000	RMB’000

Operating activities
Cash generated from operations	39	(a)	1,755,776	1,271,656
Interest received			138,088	87,522
Enterprise income tax paid			(65,858)	(39,240)
Enterprise income tax refunded			1,127	123

Net cash generated from operating activities			1,829,133	1,320,061

Investing activities
Payments for acquisition of property, plant and equipment and construction-in-progress			(294,489)	(286,314)
Payments for acquisition of intangible assets			(390,481)	(150,471)
Decrease in short-term bank deposits			98,787	437,045
(Increase) Decrease in pledged short-term bank deposits			(346,516)	307,500
Proceeds from disposal of associates			—	1,350
Dividend received from an associate			21,000	21,000
Dividend received from a jointly controlled entity			—	60,000
Payments for land lease prepayments			(7,279)	—
Proceeds from disposal of land lease prepayments			6,618	—
Proceeds from disposal of property, plant and equipment			6,921	3,314
(Increase) Decrease in other non-current assets			(1,893)	1,719
Increase in advances to affiliated companies			(43,317)	(12,944)

Net cash (used in) generated from investing activities			(950,649)	382,199

Net cash inflow before financing activities			878,484	1,702,260

	2007	2006
	RMB’000	RMB’000

Financing activities
Increase in advances from affiliated companies	29,974	102,480
Issue of convertible bonds	—	1,431,923
Buy back and redemption of convertible bonds due 2008	—	(1,598,320)
Issue of notes payable	2,420,000	4,530,000
Repayments of notes payable	(3,300,000)	(5,532,500)
Proceeds from short-term bank loans	430,000	650,000
Repayments of short-term bank loans	(560,000)	(646,500)
Issue of share capital from exercise of share option	1,673	—
Interest paid	(106,924)	(92,744)
Receipts of government grants	112,134	78,076

Net cash used in financing activities	(973,143)	(1,077,585)

(Decrease) Increase in cash and cash equivalents	(94,659)	624,675

Cash and cash equivalents, as at 1st January,	1,468,075	843,400

Cash and cash equivalents, as at 31st December,	1,373,416	1,468,075

Notes to the Financial Statements
For the year ended 31st December, 2007
1.	CORPORATE INFORMATION

Brilliance China Automotive Holdings Limited (the “Company”) was incorporated in Bermuda on 9th June, 1992 with limited liability. The Company’s shares are traded on The Stock Exchange of Hong Kong Limited (the “SEHK”). The Company’s American depositary shares (“ADSs”) were delisted from The New York Stock Exchange Inc. on 26th July, 2007 and are currently traded on the over-the-counter markets in the United States of America.

The Company is an investment holding company. The principal activities of the Company’s subsidiaries (together with the Company referred to as the “Group”) are the manufacture and sale of minibuses, sedans and automotive components in the People’s Republic of China (the “PRC”).

2.	PRINCIPAL ACCOUNTING POLICIES
(a)	Statement of compliance

These financial statements have been prepared in accordance with applicable Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK. A summary of the significant accounting policies adopted by the Group is set out below.

These financial statements have been prepared on a basis consistent with the accounting policies adopted in the 2006 financial statements, except for the adoption for the first time HKFRS 7 “Financial instruments: Disclosures” and the amendment to HKAS 1 “Presentation of financial statements: Capital disclosures”. Although the adoption of these HKFRSs do not have any material impact on the Group’s and Company’s financial statements, there are some additional disclosures requirements as follows:

As a result of the adoption of HKFRS 7, the financial statements include expanded disclosure about the significance of the Group’s financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by HKAS 32 “Financial instruments: Disclosure and presentation”.

The amendment to HKAS 1 introduces disclosure requirements to provide information about the level of capital and the Group’s and the Company’s objectives, policies and processes for managing capital.

(b)	Basis of measurement

The measurement basis used in the preparation of the financial statements is historical cost, except for available-for-sale financial assets and derivative financial instruments, which are measured at fair value as explained in note 2(h)(i) and (iv) below.

(c)	Basis of consolidation
(i)	Consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries made up to 31st December each year.

The results of subsidiaries acquired or disposed of are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All intercompany transactions and balances and any unrealised gains or losses arising from intercompany transactions are eliminated on consolidation.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separate from equity attributable to equity holders of the Company.

Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and equity holders of the Company.

Losses applicable to the minority in excess of the minority’s interest in the subsidiary’s equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

(ii)	Subsidiaries

Subsidiaries are those entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

In the Company’s balance sheet, an investment in a subsidiary is stated at cost less accumulated impairment losses. The carrying amount of the investment is reduced to its recoverable amount on an individual basis. Results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(iii)	Associates and jointly controlled entities

An associate is an entity, not being a subsidiary or a joint venture, in which an equity interest is held for long-term and the Group or Company has significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group and other parties, where the contractual arrangement establishes that the Group and one or more of the other parties share joint control over the economic activities of the entity and none of the participating parties has unilateral control over the economic activities.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s or the jointly controlled entity’s net assets. The consolidated income statement includes the Group’s share of the post-acquisition, post-tax results of the associates and jointly controlled entities for the year, including any impairment loss on goodwill relating to the investment in associates and jointly controlled entities recognised for the year.

Unrealised profits and losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated to the extent of the Group’s interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the consolidated income statement.

(iv)	Translation of foreign currencies

Items included in the financial statements of each of the Group entities, including the Company, subsidiaries, associates and jointly controlled entities, are all measured using Renminbi (“RMB”) which is the currency of the primary economic environment in which the entity operates (“the functional currency”).

Transactions in currencies other than the functional currencies are translated into functional currencies at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in other currencies at the balance sheet date are re-translated into functional currencies at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the income statement.

(v)	Goodwill

Goodwill arising on acquisition of a subsidiary, an associate or a jointly controlled entity prior to 1st January, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of the acquiree at the date of acquisition.

(d)	Intangibles
(i)	Goodwill

Goodwill arising on acquisition of a subsidiary, an associate or a jointly controlled entity on and after 1st January, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

For goodwill capitalised prior to 1st January, 2005, the Group has discontinued amortisation from 1st January, 2005 onwards, and such goodwill and goodwill arising on and after 1st January, 2005, if any, are tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired. An impairment loss on goodwill is not reversed in a subsequent period.

Capitalised goodwill arising on acquisition of a subsidiary is presented separately in the consolidated balance sheet. Capitalised goodwill arising on acquisition of an associate or a jointly controlled entity is included in the cost of the investment of the relevant associate or jointly controlled entity.

On disposal of a cash generating unit of a subsidiary, an associate or a jointly controlled entity, any attributable amount of purchased goodwill is included in the calculation of gain or loss on disposal.

(ii)	Research and development costs

Research costs are charged to the income statement as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are capitalised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so; and costs are identifiable and there is an ability to sell or use the asset for generating future economic benefits. Such development costs included the costs of materials, direct labour, and an appropriate proportion of overheads and borrowing costs, where applicable, and are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is provided on a straight-line basis over a period which reflects the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are charged to the income statement as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

(iii)	Acquired intangible assets

Acquired intangible assets with finite useful lives are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is provided on a straight-line basis over the estimated useful lives of 7 to 20 years.

(e)	Property, plant and equipment

Property, plant and equipment, other than construction-in-progress, are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Repairs and maintenance are charged to the income statement during the year in which they are incurred.

The gain or loss arising from the retirement or disposal of property, plant and equipment is determined as the difference between the estimated net sales proceeds and the carrying amount of the assets and is recognised as income or expense in the income statement.

Depreciation is provided to write off the cost less accumulated impairment losses of property, plant and equipment, other than construction-in-progress, special tools and moulds, over their estimated useful lives as set out below from the date on which they are available for use and after taking into account their estimated residual values of 10%, using the straight-line method. Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis and depreciated separately:

Buildings	5%
Machinery and equipment (excluding special tools and moulds)	10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%
The costs of special tools and moulds included in machinery and equipment less accumulated impairment losses are depreciated over their estimated productive volume.

(f)	Construction-in-progress

Construction-in-progress represents factories and office buildings for which construction work has not been completed and machinery pending installation and which, upon completion, management intends to hold for production or own use. Construction-in-progress is carried at cost which includes development and construction expenditure incurred and interest and other direct costs attributable to the development less accumulated impairment losses. On completion, the construction-in-progress is transferred to property, plant and equipment at cost less accumulated impairment losses. Construction-in-progress is not depreciated until such time as the assets are completed and ready for their intended use.

(g)	Land lease prepayments

Lease prepayments represent amounts paid for land use rights. Land use rights are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is charged to income statement from the date of initial recognition on a straight-line basis over the respective periods of the rights.

(h)	Financial instruments

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the instruments and on a trade date basis. A financial asset is derecognised when the Group’s contractual rights to future cash flows from the financial asset expire or when the Group transfers the contractual rights to future cash flows to a third party. A financial liability is derecognised only when the liability is extinguished.
(i)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated at this category or not classified in any of the other categories of financial assets. They are measured at the fair value with changes in value recognised as a separate component of equity until the assets are sold, collected or otherwise disposed of, or until the assets are determined to be impaired, at which time the cumulative gain or loss previously recognised directly in equity is transferred to the income statement. Available-for-sale financial assets that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses.

(ii)	Accounts and other receivables

Accounts and other receivables are initially recognised at fair value and thereafter stated at amortised cost using effective interest method less allowance for impairment of doubtful debts, except where the receivables are interest-free advances made to related parties without any fixed repayment terms or the effect of the discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts.

(iii)	Impairment of financial assets

At each balance sheet date, the Group assesses whether there is objective evidence that financial assets, other than those at fair value through profit or loss, are impaired. The impairment loss of financial assets carried at amortised cost is measured as the difference between the assets’ carrying amount and the present value of estimated future cash flow discounted at the financial assets’ original effective interest rate.

When an available-for-sale financial asset is impaired, an amount comprising the difference between its acquisition cost (net of any principal repayment and amortisation) and current fair value, less any previously recognised impairment loss, is transferred from equity to the income statement. Reversal of impairment loss of available-for-sale equity instrument is recognised in equity. Reversal of impairment loss of available-for-sale debt instruments are made through the income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement.

For an available-for-sale financial asset that is carried at cost, the amount of impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss shall not be reversed. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired.

A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments considered indicators that the trade receivable is impaired.

(iv)	Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in income statement, except when the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged.

(v)	Convertible bonds

Convertible bonds that can be converted into share capital at the option of the holders, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component.

At initial recognition the liability component is calculated as the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount recognised as the liability component is recognised as the equity component.

Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The finance cost recognised in the income statement is calculated using the effective interest method. The equity component is recognised as a separate component of equity until the bond either is converted or the bond is redeemed.

If the bond is converted, the amount previously recognised in equity, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the amount previously recognised in equity is released directly to retained earnings.

(vi)	Other financial liabilities

The Group’s other financial liabilities include accounts and notes payables, other payables, bank loans and other borrowings. These financial liabilities are recognised initially at their fair value and subsequently measured at amortised cost, using effective interest method, unless the effect of discounting would be insignificant, in which case they are stated at cost.

(vii)	Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer of the contract to make specified payments to reimburse the holder of the contract for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Financial guarantee contract is initially recognised as deferred income within trade and other payable at fair value, where such information is available. Otherwise, it is recognised at consideration received and receivable. Subsequently, it is measured at the higher of the amount initially recognised, less accumulated amortisation, and the amount of the provision, if any, that is required to settle the commitment at the balance sheet date.
(i)	Impairment of other assets

At each balance sheet date, the Group reviews internal and external sources of information to determine whether its tangible and intangible assets (other than goodwill), investments in subsidiaries, associates and jointly controlled entities and prepayments have suffered an impairment loss or impairment loss previously recognised no longer exists or may be reduced. If any such indication exists, the recoverable amount of the asset is estimated, based on the higher of its fair value less costs to sell and value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the smallest group of assets that generates cash flows independently (i.e. a cash-generating unit).

If the recoverable amount of an asset or a cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

A reversal of impairment losses is limited to the carrying amount of the asset or cash-generating unit that would have been determined had no impairment loss been recognised in prior years. Reversal of impairment losses is recognised as income immediately.

(j)	Inventories

Inventories comprise raw materials, work-in-progress and finished goods and are stated at the lower of cost and net realisable value. Costs comprise all costs of purchase, direct labour, and an appropriate proportion of all production overhead and other costs incurred in bringing the inventories to their present location and condition. Costs are calculated on the standard costing basis, except for costs of work-in-progress and finished goods of sedans and minibuses which are calculated by the specific identification basis. Net realisable value is determined on the basis of anticipated sales proceeds in the ordinary course of business less the estimated costs of completion and the estimated selling expenses.

(k)	Cash and cash equivalents and short-term deposits

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

Deposits with banks or other financial institutions with maturity more than three months and within one year at acquisition are classified as short-term deposits.

(l)	Provisions

Provision is recognised when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. Expenditure for which a provision has been recognised is charged against the related provision in the year in which the expenditure is incurred. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount provided is the present value of the expenditures expected to be required to settle the obligation. Where the Group expects a provision is to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

The Group recognises a provision for repairs or replacement of products still under warranty at the balance sheet date. Minibuses are sold with 24-month or 50,000 kilometres (2006: Same) first-to-occur limited warranty. Zhonghua sedans, Junjie sedans and Kubao are sold with 36-month or 60,000 kilometres (2006: Same) first-to-occur limited warranty. Zunchi sedans are sold with 10-year or 200,000 kilometres (2006: Same) first-to-occur limited warranty. During the warranty period, the Group pays service stations for parts and labour costs covered by the warranty.

The costs of the warranty obligation are accrued at the time the sales are recognised, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The factors used to estimate warranty expenses are reviewed periodically in light of actual experience.

Movements in the provision for warranty during the year are as follows:

	2007	2006
	RMB’000	RMB’000

As at 1st January,	27,348	22,460
Accrual for warranties during the year	73,832	42,102
Settlements during the year	(72,690)	(37,214)

As at 31st December,	28,490	27,348

(m)	Government grants

Conditional government grant is recognised in the balance sheet initially as deferred government grants when there is reasonable assurance that the grants will be received and that the Group will comply with the conditions attached. Grants that compensate the Group for expenses incurred are recognised as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the costs of construction-in-progress, development of new or improved products, property, plant and equipment and land lease prepayments are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

Unconditional grant is recognised in the income statement as revenue when the grant becomes receivable.

(n)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the income statement on a straight-line basis over the lease periods.

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease terms.

(o)	Employee benefits
(i)	Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii)	Bonus plans

Bonus plans are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii)	Pension obligations

The Group’s contributions to defined contribution retirement plans administered by the government of the PRC are recognised as an expense in the income statement. The assets of the schemes are held separately from those of the Group in independently administered funds. Further information is set out in note 35.

Contributions made to the Mandatory Provident Fund Scheme for the Group’s employees in Hong Kong are charged to the income statement when incurred.

(iv)	Share-based payments

The Group’s employees, including directors, receive remuneration in the form of share-based payment transactions, whereby the employees rendered services in exchange for shares or rights over shares. The cost of such transactions with employees is measured by reference to the fair value of equity instrument at grant date. The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in share options reserve within equity. The fair value is determined using the Black-Scholes option pricing model, taking into account the terms and conditions of the transactions, other than conditions linked to the price of the shares of the Company.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the year in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award. During the vesting period, the number of share options that is expected to vest ultimately is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to the income statement for the year of the review, with a corresponding adjustment to the share options reserve within equity.
(p)	Income tax

Income tax in the income statement comprises current and deferred taxes. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(q)	Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

A contingent asset is not recognised but is disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When the inflow is virtually certain, an asset is recognised.

(r)	Revenue recognition

Revenue is recognised when it is probable that economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably and on the following bases:
(i)	Sale of goods

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title is passed.

(ii)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(iii)	Dividend income

Dividend income is recognised when the right to receive payment is established.

(iv)	Subsidy income

Accounting policy for recognition of subsidy income is set out in note 2(m) to the financial statements.
(s)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceased when substantially all activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or completed.

All other borrowing costs are charged to the income statement in the period in which they are incurred.
(t)	Segment reporting

In accordance with the Group’s internal financial reporting requirements, management determines that business segments be presented as the primary reporting format. As the Group’s sale and manufacturing bases are located in the PRC, management considers that secondary reporting format by geographical segments is not necessary.

Unallocated costs represent corporate expenses. Segment assets consist primarily of intangible assets, property, plant and equipment, land lease prepayments, construction-in-progress, inventories, receivables and operating cash, and exclude corporate assets. Segment liabilities comprise operating liabilities, and exclude corporate liabilities. Capital expenditure comprises additions to long-term prepayments, intangible assets, property, plant and equipment, land lease prepayments and construction-in-progress.
(u)	Related parties

For the purpose of these financial statements, a party is considered to be related to the Group if:
(i)	directly, or indirectly through one or more intermediaries, the party controls, is controlled by, or is under common control with, the Group; or has an interest in the Group that gives it significant influence over the Group; or has joint control over the Group;

(ii)	the party is an associate of the Group;

(iii)	the party is a joint venture in which the Group is a venturer;

(iv)	the party is a member of the key management personnel of the Group or its shareholders;

(v)	the party is a close member of the family of any individual referred to in (i) or (iv);

(vi)	the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (iv) or (v); or

(vii)	the party is a post-employment benefit plan for the benefit of employees of the Group, or any entity that is a related party of the Group.
3.	FUTURE CHANGES IN HKFRSs

The Group has not early adopted the following standards or interpretations that have been issued but are not yet effective.

Effective for
accounting periods
beginning on or
after

HKAS 1 (Revised) “Presentation of Financial Statements”	1st January, 2009
HKAS 23 (Revised) “Borrowing Costs”	1st January, 2009
HKAS 27 (Revised) “Consolidated and Separate Financial Statements”	1st July, 2009
Amendment to HKFRS 2 “Share-based Payment — Vesting Conditions and Cancellations”	1st January, 2009
HKFRS 3 (Revised) “Business Combinations”	1st July, 2009
HKFRS 8 “Operating Segments”	1st January, 2009

Effective for
accounting periods
beginning on or
after

HK(IFRIC)-Int 11 “HKFRS 2 — Group and Treasury Share Transactions”	1st March, 2007
HK(IFRIC)-Int 12 “Service Concession Arrangements”	1st January, 2008
HK(IFRIC)-Int 13 “Customer Loyalty Programmes	1st July, 2008
HK(IFRIC)-Int 14 “HKAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”	1st January, 2008
Among these new standards and interpretations, HKAS 1 (Revised) is expected to be relevant to the Group’s financial statements.
Amendment to HKAS 1 Presentation of Financial Statements
This amendment affects the presentation of owner changes in equity and introduces a statement of comprehensive income. Preparers will have the option of presenting items of income and expense and components of other comprehensive income either in a single statement of comprehensive income with subtotals, or in two separate statements (a separate income statement followed by a statement of other comprehensive income). This amendment does not affect the financial position or results of the Group but will give rise to additional disclosures. Management is currently assessing the detailed impact of this amendment on the Group’s financial statements.
The directors of the Company are currently assessing the impact of the other new standards and interpretations but are not yet in a position to state whether they would have material impact on the Group’s financial statements.
4.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

In the process of applying the accounting policies set out in note 2, management is required to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.
(i)	Depreciation and amortisation

The net book value of the Group’s property, plant and equipment and intangible assets as at 31st December, 2007 was approximately RMB3,310 million (2006: RMB3,627 million) and RMB1,055 million (2006: RMB803 million) respectively. The Group depreciates its property, plant and equipment on a straight line basis, after taking into account their estimated residual value, at the rates of 5% to 20% per annum. The intangible assets are amortised on a straight-line basis over their estimated useful lives of 7 to 20 years. The estimated useful lives reflect the directors’ estimate of the periods that the Group intend to derive future economic benefits from the use of the Group’s property, plant and equipment and intangible assets.
(ii)	Impairment test of assets

The Group determines whether an asset is impaired where an indication of impairment exists. This requires an estimation of the value in use of the asset. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the assets and also to choose a suitable discount rate in order to calculate the present value of those cash flows.

Details of the basis and assumptions used in estimating the recoverable amounts of the Group’s property, plant and equipment, intangible assets, goodwill in subsidiaries, associates and jointly controlled entities are set out in notes 14(e) and 22.
(iii)	Allowances for inventories

The Group’s management reviews inventory aging analysis at each balance sheet date and makes allowance for obsolete and slow-moving items of inventories that are no longer suitable for use in production. The management estimates the net realisable value for such finished goods and work-in-progress based principally on the selling prices of the respective finished goods and current market conditions. The management carries out an inventory review on a product-by-product basis at each balance sheet date and makes allowance for obsolete items.

The amount being reversed is limited to the extent that it does not result in the carrying amount of the inventory that exceeding what the cost would have been had the provision not been recognised at the date the provision reversed.

(iv)	Allowances for bad and doubtful debts

The policy for allowance for the Group’s bad and doubtful debts is based on the evaluation of collectability and aging analysis of accounts. A considerable amount of judgement is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(v)	Warranty provisions

The Group makes provisions under the warranties it gives on sale of its minibuses, sedans and related parts taking into account the Group’s recent claim experience. As the Group is continually upgrading its product designs and launching new models it is possible that the past claim experience is not indicative of future claims that it will receive in respect of past sales. Any increase or decrease in the provision would affect profit or loss in future years. Details of provisions are set out in note 2(l).

(vi)	Fair value of embedded conversion option of convertible bonds and share options

There are a number of assumptions used in estimating the fair value of embedded conversion option of convertible bonds and share options, details of which are set out in notes 32 and 36(c) respectively.

5.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s major financial instruments include accounts and notes receivable, other receivables, accounts and notes payable, other payables, convertible bonds and interest-bearing borrowings. Details of the policies on how to mitigate the risks from these financial instruments are set out below. The Group’s management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.
(i)	Credit risk

The Group’s credit risk primarily consists of accounts receivable and other receivables from a variety of customers including state and local agencies, municipalities and private industries and its affiliated companies and guarantee for loans drawn by its affiliated companies.

In order to minimise credit risk, credit history and background of new customers are checked and security deposits are usually obtained from major customers. Credit limits with credit terms of 30 days to 90 days are set for customers and designated staff monitors accounts receivable and follow-up collection with customers. Customers considered to be high risk are traded on cash basis or when bank guaranteed notes are received.

The Group reviews regularly the recoverable amount of each individual receivable and adequate provision is made for balance determined to be unrecoverable.

The Group has no significant concentration of credit risk except that about 18% and 18% (2006: 25% and 15%) of total accounts and notes receivables as at 31st December, 2007 were due from Shanghai Shenhua Holdings Co., Ltd. and Hua Yi Xin Automotive Trading Limited respectively.

In 2007, sales to Shanghai Shenhua Holdings Co., Ltd. and Hua Yi Xin Automotive Trading Limited accounted for 7% and 23% (2006: 8% and 7%) of total sales of the Group respectively.

The credit risk on liquid funds is limited because the counterparties are authorised banks in the PRC.
(ii)	Liquidity risk

In managing liquidity risk, the Group monitors and maintains a level of cash and cash equivalents considered adequate by the management to finance the Group’s operations, expected expansion and product developments. The Group relies on borrowings as a significant source of liquidity. The management monitors the utilisation of borrowings and ensures compliance with loan covenants.

As at 31st December, 2007 and 31st December, 2006, the remaining contractual maturities of the Group’s financial liabilities, based on undiscounted cash flows, are summarised below:

				More than 2
		Within 1	More than 1	years but	More
	Carrying	year or on	year but less	less	than
	amount	demand	than 2 years	than 5 years	5 years
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at 31st December, 2007
Accounts payable	3,421,891	3,421,891	—	—	—
Accounts payable to affiliated companies	952,847	952,847	—	—	—
Notes payable	2,828,373	2,828,373	—	—	—
Notes payable to affiliated companies	207,774	207,774	—	—	—
Other payables	419,710	419,710	—	—	—
Dividends payable	3,085	3,085	—	—	—
Accrued expenses and other current liabilities	152,150	152,150	—	—	—
Short-term bank borrowings	370,000	370,000	—	—	—
Advances from affiliated companies	189,906	56,134	7,772	29,154	96,846
Convertible bonds	1,752,233	—	—	1,884,738	—

	10,297,969	8,411,964	7,772	1,913,892	96,846

				More than 2
		Within 1	More than 1	years but	More
	Carrying	year or on	year but less	less	than
	amount	demand	than 2 years	than 5 years	5 years
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at 31st December, 2006 Accounts payable	2,299,267	2,299,267	—	—	—
Accounts payable to affiliated companies	983,293	983,293	—	—	—
Notes payable	2,141,947	2,141,947	—	—	—
Notes payable to affiliated companies	37,288	37,288	—	—	—
Other payables	403,040	403,040	—
Dividends payable	3,297	3,297	—	—	—
Accrued expenses and other current liabilities	159,222	159,222	—	—	—
Short-term bank borrowings	500,000	500,000	—	—	—
Advances from affiliated companies	135,095	55,389	6,240	26,124	47,342
Convertible bonds	1,547,070	—	—	2,040,581	—

	8,209,519	6,582,743	6,240	2,066,705	47,342

(iii)	Currency risk

Since all operating subsidiaries, associates and jointly controlled entities of the Group operate in the PRC, receivables are largely denominated in Renminbi. Although certain payables are denominated in foreign currencies such as Japanese Yen, U.S. Dollar and Euro for purchases of equipment and components from overseas, the amounts are not considered significant to the total payables. The recent appreciating trend of Renminbi versus the Japanese Yen, U.S. Dollar or Euro made purchases of foreign-produced components and payments denominated in foreign currencies less expensive to the Group, thereby marginally improving its results of operations. The appreciating trend of Renminbi is also favourable to the Group in reducing currency risk in repaying the convertible bonds which are denominated in U.S. Dollar.

On the other hand, the management is also aware that as the Group’s overseas sales denominated in other currencies, mainly U.S. Dollar, are expected to increase, the strengthening RMB will have a negative impact to the Group in the future. The management is considering all possible measures to minimise currency risk in relation to overseas sales in the future, including hedging.

As at 31st December, 2007, had Renminbi had weakened/strengthened by 5% against the U.S. Dollar with all other variables held constant, post-tax profit for the year would have been RMB87.6 million (2006: RMB77.3 million) lower/higher, mainly as a result of foreign exchange loss/gain on translation of convertible bonds denominated in U.S. Dollar. The management monitors the foreign exchange exposure and will consider hedging significant foreign currency should the need arise.
(iv)	Interest rate risk
The Group’s exposure to market risk for changes in interest rates relates primarily to the Group’s interest- bearing bank loans and discounted bank guaranteed notes.

Funds not required by the Group in the short-term are kept as temporary demand or time deposits in commercial banks and the Group does not hold any market risk-sensitive instruments for speculative purposes.

Interest rate risk from borrowings is generally lowered by the issue of long-term convertible bonds with fixed coupon rate for long-term funding requirements as compared with bank borrowings with floating interest rate.

Assuming the cash and cash equivalents, short-term deposits, pledged short-term bank deposits, short-term bank borrowings and notes payable for financing as outstanding at 31st December, 2007 were outstanding for the whole year, a 50 basis point increase or decrease would decrease or increase the profit after tax of the Group for the year and retained earnings by approximately RMB11.2 million (2006: increase or decrease loss approximately RMB6.5 million). The 50 basis point increase or decrease represents management’s assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.
(v)	Summary of financial instruments by category
The carrying amounts of the Group’s financial assets and liabilities are categorised as follows:

	Loans and	Available-for-sale
	receivables	financial assets	Total
	RMB’000	RMB’000	RMB’000

Financial assets at 31st December, 2007
Available-for-sale financial assets	—	26,129	26,129
Cash and cash equivalents	1,373,416	—	1,373,416
Short-term bank deposits	518,000	—	518,000
Pledged short-term bank deposits	1,971,665	—	1,971,665
Accounts receivable	805,187	—	805,187
Accounts receivable from affiliated companies	684,221	—	684,221
Notes receivable	416,495	—	416,495
Notes receivable from affiliated companies	260,155	—	260,155
Other receivables	491,237	—	491,237
Dividends receivable from affiliated companies	97,173	—	97,173
Advances to affiliated companies	101,402	—	101,402

	6,718,951	26,129	6,745,080

	Loans and	Available-for-sale
	receivables	financial assets	Total
	RMB’000	RMB’000	RMB’000

Financial assets at 31st December, 2006
Available-for-sale financial assets	—	23,736	23,736
Cash and cash equivalents	1,468,075	—	1,468,075
Short-term bank deposits	616,787	—	616,787
Pledged short-term bank deposits	1,625,149	—	1,625,149
Accounts receivable	632,158	—	632,158
Accounts receivable from affiliated companies	953,637	—	953,637
Notes receivable	197,668	—	197,668
Notes receivable from affiliated companies	81,477	—	81,477
Other receivables	423,017	—	423,017
Dividends receivable from affiliated companies	97,173	—	97,173
Advances to affiliated companies	58,085	—	58,085

	6,153,226	23,736	6,176,962

	Liabilities at fair	Financial
	value through	liabilities	Other
	the profit and	measured at	Financial
	loss	amortised costs	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Financial liabilities at 31st December, 2007
Accounts payable	—	3,421,891	—	3,421,891
Accounts payable to affiliated companies	—	952,847	—	952,847
Notes payable	—	2,828,373	—	2,828,373
Notes payable to affiliated companies	—	207,774	—	207,774
Other payables	—	419,710	—	419,710
Dividends payable	—	3,085	—	3,085
Short-term bank borrowings	—	—	370,000	370,000
Advances from affiliated companies	—	189,906	—	189,906
Convertible bonds	1,752,233	—	—	1,752,233

	1,752,233	8,023,586	370,000	10,145,819

	Liabilities at fair	Financial
	value through	liabilities	Other
	the profit and	measured at	financial
	loss	amortised costs	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Financial liabilities at 31st December, 2006
Accounts payable	—	2,299,267	—	2,299,267
Accounts payable to affiliated companies	—	983,293	—	983,293

	Liabilities at fair	Financial
	value through	liabilities	Other
	the profit and	measured at	financial
	loss	amortised costs	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Notes payable	—	2,141,947	—	2,141,947
Notes payable to affiliated companies	—	37,288	—	37,288
Other payables	—	403,040	—	403,040
Dividends payable	—	3,297	—	3,297
Short-term bank borrowings	—	—	500,000	500,000
Advances from affiliated companies	—	135,095	—	135,095
Convertible bonds	1,547,070	—	—	1,547,070

	1,547,070	6,003,227	500,000	8,050,297

6.	TURNOVER, REVENUE AND SEGMENT INFORMATION

Turnover represents the invoiced value of goods, net of consumption tax, discounts and returns. Turnover and revenue recognised by category are as follows:

	2007	2006
	RMB’000	RMB’000

Turnover
Sale of minibuses and automotive components	5,394,302	5,294,625
Sale of sedans	8,754,847	5,190,129

	14,149,149	10,484,754

Other revenue
Subsidy income	140,081	50,176
Others	229,111	240,990

	369,192	291,166

Interest income (Note 8)	125,470	90,738

	14,643,811	10,866,658

In accordance with the Group’s internal financial reporting requirements, the Group determines that business segments be presented as the only reporting format.
The Group operates in the PRC under the following three main business segments:
(1)	the manufacture and sale of minibuses and automotive components;

(2)	the manufacture and sale of Zhonghua sedans; and

(3)	the manufacture and sale of BMW sedans.

Business segments — 2007

	Manufacture and
	sale of minibuses	Manufacture and
	and automotive	sale of Zhonghua	Manufacture and
	components	sedans	sale of BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment sales	5,729,289	8,754,847	—	14,484,136
Intersegment sales	(334,987)	—	—	(334,987)

Segment sales to external customers	5,394,302	8,754,847	—	14,149,149

Segment results	265,955	135	—	266,090
Unallocated costs net of unallocated income				(66,998)

Operating profit				199,092
Interest income				125,470
Finance costs, net				(123,323)
Change in fair value of embedded conversion option of convertible bonds				(181,933)
Share of results of:
Associates	(246)	37,863	—	37,617
Jointly controlled entities	12,417	—	142,227	154,644

Profit before taxation				211,567
Taxation				(45,208)

Profit for the year				166,359

	Manufacture and
	sale of minibuses	Manufacture and
	and automotive	sale of Zhonghua	Manufacture and
	components	sedans	sale of BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	6,848,123	8,292,275	—	15,140,398
Interests in associates	13,840	369,589	—	383,429
Interests in jointly controlled entities	328,032	—	881,987	1,210,019
Unallocated assets				136,081

Total assets				16,869,927

Segment liabilities	3,506,376	5,337,790	—	8,844,166
Unallocated liabilities				1,766,362

Total liabilities				10,610,528

Other disclosures:
Capital expenditure	135,290	569,187	—	704,477
Depreciation of property, plant and equipment	207,216	383,943	—	591,159
Amortisation of land lease prepayments	2,254	1,185	—	3,439
Amortisation of intangible assets	14,657	123,984	—	138,641
Impairment losses on property, plant and equipment	—	836	—	836

Business segments — 2006

	Manufacture and
	sale of minibuses	Manufacture and
	and automotive	sale of Zhonghua	Manufacture and
	components	sedans	sale of BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment sales	5,533,953	5,190,129	—	10,724,082
Intersegment sales	(239,328)	—	—	(239,328)

	5,294,625	5,190,129	—	10,484,754

Segment results	239,718	(750,827)	—	(511,109)
Unallocated costs net of unallocated income				(37,886)

Operating loss				(548,995)
Interest income				90,738
Finance costs, net				(201,282)
Change in fair value of embedded conversion option of convertible bonds				(73,202)
Share of results of:
Associates	(266)	50,184	—	49,918
Jointly controlled entities	(7,290)	—	106,692	99,402
Impairment loss on goodwill in a jointly controlled entity	(73,343)	—	—	(73,343)

Loss before taxation				(656,764)
Taxation				(47,879)

Loss for the year				(704,643)

	Manufacture and
	sale of minibuses	Manufacture and
	and automotive	sale of Zhonghua	Manufacture and
	components	sedans	sale of BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	5,847,712	5,291,807	—	11,139,519
Interests in associates	14,087	352,563	—	366,650
Interests in jointly controlled entities	315,846	—	708,170	1,024,016
Unallocated assets				2,333,006

Total assets				14,863,191

Segment liabilities	2,139,575	3,095,067	—	5,234,642
Unallocated liabilities				3,603,409

Total liabilities				8,838,051

Other disclosures:
Capital expenditure	60,363	323,335	—	383,698
Depreciation of property, plant and equipment	223,233	375,708	—	598,941
Amortisation of land lease prepayments	2,485	1,573	—	4,058

	Manufacture and
	sale of minibuses	Manufacture and
	and automotive	sale of Zhonghua	Manufacture and
	components	sedans	sale of BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Amortisation of intangible assets	7,895	137,623	—	145,518
Impairment losses on property, plant and equipment	17,362	11,798	—	29,160
Impairment loss on goodwill in a jointly controlled entity	73,343	—	—	73,343
7.	OPERATING PROFIT (LOSS)

Operating profit (loss) is stated after charging and crediting the following:

			2007	2006
	Note		RMB’000	RMB’000

Charging:

Staff costs	12	(a)	531,475	427,471
Amortisation of intangible assets (a)	14		138,641	145,518
Amortisation of land lease prepayments	18		3,439	4,058
Impairment losses on property, plant and equipment (b)	16		836	29,160
Depreciation of property, plant and equipment	16		591,159	598,941
Cost of inventories			13,145,415	9,918,696
Provision for inventories			60,461	184,358
Provision for doubtful debts:
— accounts receivable			83	14,456
— other receivables			5,483	13,816
Auditors’ remuneration			4,886	5,181
Research and development costs (b)			24,060	81,388
Training expenses			1,112	1,453
Operating lease charges in respect of:
— land and buildings			16,690	14,697
— machinery and equipment			458	377
Exchange loss, net (c)			32,213	1,058
Loss on disposal of an associate			—	709

		2007	2006
	Note	RMB’000	RMB’000
Write off of property, plant and equipment		4,198	8,251

Crediting:

Gain on buy back of convertible bonds due 2008		—	6,910
Gain on disposal of an associate		—	384
Gain on disposal of property, plant and equipment, net		2,428	3,055
Gain on disposal of land lease prepayments		1,399	—
Gross rental income from land and buildings		14,384	34,863
Write back of provision for inventories sold		190,646	163,094
Write back of provision for doubtful debts:
— accounts receivable		18	—
— other receivables		279	76

(a)	amortisation of intangible assets in relation to production was included in cost of sales; amortisation of intangible assets for other purposes was included in general and administrative expenses.

(b)	included in general and administrative expenses.

(c)	included in other operating expenses.
8.	INTEREST INCOME

	2007	2006
	RMB’000	RMB’000

Interest income from:
— bank deposits	125,470	82,104
— deposits placed with an agent for buy back of convertible bonds due 2008	—	8,634

	125,470	90,738

9.	FINANCE COSTS, NET

	2007	2006
	RMB’000	RMB’000

Interest expenses on:
— bank loans wholly repayable within one year	28,750	30,841
— discounted bank guaranteed notes	60,777	67,759
— amortised redemption premium on convertible bonds	135,482	126,836
— sale and lease back arrangement (Note 16(b))	16,100	16,748

	241,109	242,184

	2007	2006
	RMB’000	RMB’000
Less: interest expense capitalised in construction-in-progress at a rate of 4.9% (2006: 3.3%) per annum	(5,533)	(6,766)

	235,576	235,418
Less: exchange gain on translation of convertible bonds	(112,253)	(34,136)

	123,323	201,282

10.	TAXATION

Taxation on profits arose in the PRC has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the jurisdictions in which the Group operates.
The taxation charged to the consolidated income statement represents:

	2007	2006
	RMB’000	RMB’000
Current tax
PRC enterprise income tax
Current year	32,535	33,913
Under provision in prior years	12,673	13,966

Total income tax expense in the consolidated income statement	45,208	47,879

Reconciliation between tax expense and accounting profit (loss) using the weighted average taxation rate of the companies within the Group is as follows:

	2007	2006
	RMB’000	RMB’000

Profit (Loss) before taxation	211,567	(656,764)

Calculated at a weighted average statutory taxation rate in the PRC of 66.10% (2006: 2.36%)	139,850	(15,478)
Effect of tax holiday	(56,425)	(41,952)
Non-taxable income net of expenses not deductible for taxation purpose	(31,680)	(8,703)
Unrecognised temporary differences	(1,787)	131,801
Utilisation of previously unrecognised tax losses	(17,423)	(31,755)
Under provision in prior years	12,673	13,966

Tax expense for the year	45,208	47,879

Income Tax

The Company was incorporated under the laws of Bermuda and has received an undertaking from the Ministry of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts the Company and its shareholders, other than shareholders ordinarily residing in Bermuda, from any Bermuda taxes computed on profit, income or any capital asset gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until year 2016.

No provision for Hong Kong profits tax has been made to the Company as the Company has no estimated assessable profits for the year.

The subsidiaries are subject to state and local enterprise income taxes in the PRC at their respective tax rates, based on the taxable income reported in their statutory financial statements in accordance with the relevant state and local enterprise income tax laws applicable.

Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”) is subject to state and local enterprise income taxes in the PRC at standard rates of 15% and 3% respectively in accordance with enterprise income tax laws applicable to Sino-foreign equity joint venture enterprises. Shenyang Automotive is exempted from local enterprise income tax of 3% as it was designated as a “Technologically-Advanced Enterprise”. As a result, the effective enterprise income tax rate for Shenyang Automotive for the year ended 31st December, 2007 was 15% (2006: 15%).

Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”) and Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ningbo Ruixing”) are subject to state and local enterprise income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws applicable. Pursuant to the relevant income tax laws in the PRC, the applicable state and local enterprise income tax rates were reduced to 15% and 1.5%, respectively. As a result, the effective enterprise income tax rate for Ningbo Yuming and Ningbo Ruixing for the year ended 31st December, 2007 was 16.5% (2006: 16.5%).

Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”) and Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing Automotive”) are subject to state and local enterprise income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws applicable. Xing Yuan Dong and Dongxing Automotive received official designation by the local tax authority as a “New and Technologically-Advanced Enterprise” and a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective enterprise income tax rate for Xing Yuan Dong and Dongxing Automotive for the year ended 31st December, 2007 was 18% (2006: 16.5%).

Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”) is subject to state and local enterprise income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws applicable. In 2001, Mianyang Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. In 2004, Mianyang Ruian was also designated as an “encouraged industries under Catalogue for the Guidance of Foreign Investment Industries” and located in the Western area of the PRC. Pursuant to the relevant income tax laws in the PRC, from 2004 to 2010, the applicable state income tax rate for Mianyang Ruian is 15%. As a result, the effective tax rate for Mianyang Ruian for the year ended 31st December, 2007 was 18% (2006: 18%).

Shenyang ChenFa Automobile Component Co., Ltd. (“Shenyang ChenFa”) is subject to state and local enterprise income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws applicable. In 2005, Shenyang ChenFa received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC, Shenyang ChenFa is exempted from state enterprise income tax for two years starting from the first profitable year in 2004 followed by 50% reduction of state enterprise income tax for the next three years. In addition, Shenyang ChenFa is also exempted from local enterprise income tax for the five-year period. As a result, the effective tax rate for Shenyang ChenFa for the year ended 31st December, 2007 was 7.5% (2006: 7.5%).

Other principal subsidiaries operating in the PRC are subject to state and local enterprise income taxes in the PRC at standard rates of 30% and 3% respectively, based on the respective taxable income reported in their statutory financial statements in accordance with the relevant state and local enterprise income tax laws applicable to foreign- invested enterprises.

Value Added Tax (“VAT”) and Consumption Tax

The general VAT rate applicable to sales and purchases of minibuses, sedans and automotive components in the PRC is 17% (2006: 17%).

Sale of minibuses and sedans is also subject to consumption tax at standard rates of 5% to 12% in 2007 (2006: 5% to 12%).
11.	PROFIT (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The consolidated profit and loss attributable to the equity holders of the Company for 2007 and 2006, respectively includes a loss of approximately RMB5,916,000 (2006: RMB616,404,000) which has been dealt with in the financial statements of the Company.

12.	STAFF COSTS AND DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS
(a)	Staff costs

	2007	2006
	RMB’000	RMB’000

Wages, salaries and performance related bonuses	315,938	318,070
Pension costs — defined contribution plans	75,630	36,126
Staff welfare costs	107,664	61,994
Share-based payments	32,243	11,281

	531,475	427,471

(b)	Executive directors’ and non-executive directors’ emoluments

The amounts of emoluments paid and payable to the directors of the Company during 2007 are as follows:

		Salaries	Pension scheme
	Fee	and other benefits	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000

2007
Executive directors
Mr. Wu Xiao An	—	4,590	12	4,602
Mr. Qi Yumin	—	2,009	—	2,009
Mr. He Guohua	—	1,071	—	1,071
Mr. Wang Shiping	—	1,074	—	1,074
Mr. Lei Xiaoyang	—	1,074	—	1,074

	—	9,818	12	9,830

Non-executive directors
Mr. Xu Bingjin	98	—	—	98
Mr. Song Jian	98	—	—	98
Mr. Jiang Bo	98	—	—	98

	294	—	—	294

	294	9,818	12	10,124

In addition, during the year, the details of the share options granted by the Company to its executive directors which form part of their emoluments are as follows:

		Fair value of share options
Name of directors	Number of share options	RMB’000

Mr. Wu Xiao An	10,000,000	6,045
Mr. Qi Yumin	9,000,000	5,440
Mr. He Guohua	3,000,000	1,814
Mr. Wang Shiping	3,000,000	1,814
Mr. Lei Xiaoyang	3,000,000	1,814

		Fair value of share options
Name of directors	Number of share options	RMB’000
	28,000,000	16,927

Details of the share options are set out in note 36(c) to the financial statements.

The aggregate amounts of emoluments paid and payable to the directors of the Company during 2006 are as follows:

		Salaries and other	Pension scheme
	Fee	benefits	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000

2006
Executive directors
Mr. Wu Xiao An	—	4,484	12	4,496
Mr. Qi Yumin	—	2,466	—	2,466
Mr. He Guohua	—	1,470	—	1,470
Mr. Wang Shiping	—	1,233	—	1,233
Mr. Lei Xiaoyang	—	1,233	—	1,233

	—	10,886	12	10,898

Non-executive directors
Mr. Wu Yong Cun (retired on 23rd June, 2006)	152	—	—	152
Mr. Xu Bingjin	103	—	—	103
Mr. Song Jian	103	—	—	103
Mr. Jiang Bo	103	—	—	103

	461	—	—	461

	461	10,886	12	11,359

In addition, during the year, the details of the share options granted by the Company to its executive directors which form part of their emoluments are as follows:

		Fair value of share options
Name of directors	Number of share options	RMB’000

Mr. Wu Xiao An	8,000,000	2,806
Mr. Qi Yumin	7,000,000	2,455

		Fair value of share options
Name of directors	Number of share options	RMB’000
Mr. He Guohua	3,000,000	1,052
Mr. Wang Shiping	3,000,000	1,052
Mr. Lei Xiaoyang	3,000,000	1,052

	24,000,000	8,417

During the year, no emoluments were paid to the directors as inducement to join or upon joining the Group or as compensation for loss of office (2006: Same).

No directors waived their emoluments during the year (2006: Same).

The ultimate objective of the Group’s emolument policy is to ensure that the pay levels of its employees are in line with industry practices and prevailing market conditions so as to enable the Group to attract and retain persons of high quality and experience which is essential to the success of the Group.

In determining the level of fees and other emoluments paid to directors of the Company, market rates and factors such as each director’s workload and required commitment are taken into account:
•	Remuneration of executive directors comprises basic remuneration determined with reference to their qualifications, industry experience and responsibilities within the Group and a performance-based remuneration. In determining the performance-based remuneration of executive directors, regard is given to the Company’s corporate goals and objectives set by the board from time to time and the performance and contribution of the individual to the Group’s overall performance.

•	Non-executive directors are compensated with reference to their qualifications, expertise and experience and the amount of time allocated to the affairs of the Group.

•	Independent non-executive directors are compensated with reference to the level of compensation awarded to independent non-executive directors by other companies listed on the SEHK; the responsibilities assumed by such independent non-executive directors; complexity of the automobile industry and the business of the Group; goodwill and reputational value brought to the Group by the relevant independent non-executive director.
During the process of consideration, no individual director is involved in decisions relating to his own remuneration.
(c)	Five highest paid individuals

Details of emoluments paid to the five highest paid individuals (including directors and other employees) are as follows:

	2007	2006
	RMB’000	RMB’000

Salaries and other benefits	8,960	10,288
Performance related bonus	858	598
Contributions to pension schemes	12	12
Share-based payments	16,927	8,417

	26,757	19,315

	2007	2006

Number of directors	5	5
Number of employees	—	—

The emoluments represent the amounts paid to or receivable by the individuals in the respective financial year, which include the benefits derived from the share options granted (Note 36(c)).

During the year, no emoluments were paid to the five highest paid individuals as inducement to join or upon joining the Group or as compensation for loss of office (2006: same).
13.	EARNINGS (LOSS) PER SHARE

The calculation of basic earnings and loss per share for 2007 and 2006 respectively is based on the profit attributable to equity holders of the Company of approximately RMB97,086,000 (2006: loss attributable to equity holders of RMB398,422,000), divided by weighted average of 3,669,022,000 shares (2006: 3,668,391,000 shares) outstanding during the year calculated as follows.

	Number of shares
	2007	2006
	’000	’000

Issued ordinary shares at 1st January,	3,668,391	3,668,391
Effect of share options exercised	631	—

Weighted average number of ordinary shares at 31st December	3,669,022	3,668,391

Diluted earnings per share for 2007 is based on the same profit attributable to equity holders of the Company of approximately RMB97,086,000 as used in calculating basic profit per share and weighted average number of ordinary shares of 3,679,573,000 which is the 3,669,022,000 weighted average number of ordinary shares calculated under basic profit per share plus the weighted average number of 10,551,000 shares deemed issued under the Company’s share option scheme. The effect of deemed conversion of convertible bonds is not considered in the calculation of diluted earnings per share as the effect is anti-dilutive in 2007.
Diluted per share figure for 2006 is not considered as the effect of both deemed conversion of convertible bonds and deemed issue of the potential ordinary shares from exercising the Company’s share option is anti-dilutive.

14.	INTANGIBLE ASSETS
The Group

		Acquired sedan
	Minibus	design &	Sedan	Engine
	development	technology	development	development
	costs	rights	costs	costs	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note a)	(Note b)	(Note c)	(Note d)

Cost
As at 1st January, 2006	—	1,501,100	339,848	205,338	20,623	2,066,909
Additions	—	—	68,925	63,708	17,610	150,243

As at 31st December, 2006	—	1,501,100	408,773	269,046	38,233	2,217,152

As at 1st January, 2007	—	1,501,100	408,773	269,046	38,233	2,217,152
Additions	63,437	—	156,995	162,873	7,176	390,481

As at 31st December, 2007	63,437	1,501,100	565,768	431,919	45,409	2,607,633

Accumulated amortisation and impairment losses
As at 1st January, 2006	—	1,104,815	156,000	—	8,007	1,268,822
Amortisation	—	122,806	12,278	6,329	4,105	145,518

As at 31st December, 2006	—	1,227,621	168,278	6,329	12,112	1,414,340

As at 1st January, 2007	—	1,227,621	168,278	6,329	12,112	1,414,340
Amortisation	747	109,165	11,440	13,626	3,663	138,641

As at 31st December, 2007	747	1,336,786	179,718	19,955	15,775	1,552,981

Net book value
As at 31st December, 2007	62,690	164,314	386,050	411,964	29,634	1,054,652

As at 31st December, 2006	—	273,479	240,495	262,717	26,121	802,812

Notes:

(a)	Minibus development costs represent costs of development of new models of minibuses.

(b)	Acquired sedan design and technology rights represent acquired rights, titles and interests in certain design and engineering agreements and technical assistance agreements in relation to Zhonghua sedans with cost of RMB681,100,000 (2006: RMB681,100,000) and carrying value of RMB70,972,000 (2006: RMB123,400,000). Components and parts technology rights represent rights, titles and interests in the interior design of the components and spare parts of Zhonghua sedans with cost of RMB820,000,000 (2006: RMB820,000,000) and carrying value of RMB93,342,000 (2006: RMB150,079,000).

(c)	Sedan development costs represent costs of development of new models of Zhonghua sedans.

(d)	Engine development costs represent the costs incurred in developing the Group’s first own engine. The costs include fees for design and development of the engine paid to FEV Motorentechnik GmbH, an internationally-recognised leader in the design and development of internal combustion engines, as well as self-incurred development costs.

(e)	Although a profit was derived in 2007 for the manufacture and sale of Zhonghua sedans, the operation had suffered continuing losses in previous years. The Group has assessed the recoverable amounts of the assets in relation to Zhonghua sedans (mainly include property, plant and equipment and intangible assets) on the basis of value in use calculation. Since it is the Group’s plan to install the self-developed engine (as mentioned in (d) above) in Zhonghua sedans, its recoverable amount is assessed together with the Zhonghua sedans. Based on the value in use calculation, no further impairment on these intangible assets is required.

The value in use calculation is based on cash flow projections covering a 5-year period as approved by management. The cash flow projections are determined on the basis of past performance and management’s expectations for market developments. There have been a number of assumptions used in estimating the recoverable amounts of the relevant assets. Key assumptions include an estimated sales volume of approximately 145,000 units in 2008 (included 20,000 units of Zhonghua sedans installed with the self-developed engine), and thereafter projected by an average annual growth rate of 20%, as well as a discount rate of 9% to reflect the risks involved. Judgement is required to determine the key assumptions adopted in the cash flow projections and changes in the key assumptions can significantly affect these cash flow projections.
The Company
The intangible assets of the Company represent engine design fees and development costs paid.
15.	GOODWILL

	2007	2006
	RMB’000	RMB’000

Cost, net of accumulated amortisation
As at 1st January, and 31st December,	345,529	345,529

Accumulated impairment losses
As at 31st December,	(50,000)	(50,000)

Net book value
As at 31st December,	295,529	295,529

The details of impairment test on goodwill allocated to the respective cash generating units are set out in note 22.

16.	PROPERTY, PLANT AND EQUIPMENT
The Group

			Furniture,
		Machinery	fixtures and	Motor
	Buildings	and equipment	office equipment	vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
As at 1st January, 2006	1,255,426	4,079,464	419,037	117,498	5,871,425
Additions	15,563	152,202	17,836	7,805	193,406
Transfer from construction-in- progress (Note 17)	60,694	175,579	24,107	1,156	261,536
Disposals/write-off	(95,845)	(23,665)	(3,536)	(10,326)	(133,372)
Reclassification	(1,799)	(1,099)	2,898	—	—

As at 31st December, 2006	1,234,039	4,382,481	460,342	116,133	6,192,995

As at 1st January, 2007	1,234,039	4,382,481	460,342	116,133	6,192,995
Additions	9,256	119,966	15,048	9,534	153,804
Transfer from construction-in- progress (Note 17)	19,581	87,601	20,700	1,118	129,000
Disposals/write-off	(5,392)	(80,206)	(11,763)	(4,430)	(101,791)
Reclassification	—	11,935	(11,935)	—	—

			Furniture,
		Machinery	fixtures and	Motor
	Buildings	and equipment	office equipment	vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at 31st December, 2007	1,257,484	4,521,777	472,392	122,355	6,374,008

Accumulated depreciation and impairment losses
As at 1st January, 2006	260,466	1,467,793	185,686	56,022	1,969,967
Charge for the year	60,479	462,193	60,218	16,051	598,941
Eliminated on disposals/write-off	(14,179)	(8,172)	(3,128)	(7,092)	(32,571)
Reclassifications	—	(50)	50	—	—
Impairment losses	—	28,997	163	—	29,160

As at 31st December, 2006	306,766	1,950,761	242,989	64,981	2,565,497

As at 1st January, 2007	306,766	1,950,761	242,989	64,981	2,565,497
Charge for the year	56,940	460,646	57,903	15,670	591,159
Eliminated on disposals	(1,925)	(77,528)	(10,875)	(2,772)	(93,100)
Reclassifications	—	8,337	(8,262)	(75)	—
Impairment losses	—	836	—	—	836

As at 31st December, 2007	361,781	2,343,052	281,755	77,804	3,064,392

Net book value
As at 31st December, 2007	895,703	2,178,725	190,637	44,551	3,309,616

As at 31st December, 2006	927,273	2,431,720	217,353	51,152	3,627,498

Notes:

(a)	All buildings are situated in the PRC under medium term leases of not more than 50 years.

(b)	In December 2003, Shenyang Automotive transferred the legal titles and ownership of certain buildings with an aggregate net book value of approximately RMB126,140,000 (2006: RMB134,348,000) to BMW Brilliance Automotive Ltd. (“BMW Brilliance”) at a consideration of approximately RMB174,373,000 and entered into an agreement with BMW Brilliance to lease-back a substantial portion of the buildings. The agreement includes an option that BMW Brilliance can require Shenyang

Automotive to purchase back the buildings at the purchase price less depreciation upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. For financial reporting purposes, the buildings remained as assets of the Group and the full consideration received from BMW Brilliance up to 31st December, 2007 is treated as financing and reduced by the lease rental payable in future years (Note 38(i)).

These respective buildings have been pledged by BMW Brilliance to a bank for long-term bank loans granted to BMW Brilliance.
17.	CONSTRUCTION-IN-PROGRESS

	2007	2006
	RMB’000	RMB’000

As at 1st January,	233,104	454,591
Additions	152,913	40,049
Transfer to property, plant and equipment (Note 16)	(129,000)	(261,536)

As at 31st December,	257,017	233,104

18.	LAND LEASE PREPAYMENTS
The carrying value of land lease prepayments represents unamortised costs paid for land use rights in the PRC under medium term leases of not more than 50 years. The value to be amortised within the next twelve months after 31st December, 2007 amounts to RMB3,605,000 (2006: RMB4,058,000).

	2007	2006
	RMB’000	RMB’000

Cost
As at 1st January,	143,015	143,015
Additions	7,279	—
Disposals	(6,523)	—

As at 31st December,	143,771	143,015

Accumulated amortisation
As at 1st January,	22,916	18,858
Charge for the year	3,439	4,058
Eliminated on disposals	(1,304)	—

As at 31st December,	25,051	22,916

Net book value
As at 31st December,	118,720	120,099

19.	INTERESTS IN SUBSIDIARIES

	2007	2006
	RMB’000	RMB’000

Unlisted investments, at cost	4,193,288	4,193,288
Amounts due from subsidiaries:
— interest bearing (Note a)	1,656,769	1,777,929
— non-interest bearing (Note b)	1,971,531	1,891,625
Accumulated impairment losses	(700,000)	(700,000)

	7,121,588	7,162,842

Notes:

(a)	The amounts are interest-bearing at rates ranging from 5% to 7.8125% (2006: 3.875% to 5.750%) per annum, unsecured and repayable within 1 to 2 years.

(b)	The amounts are unsecured, interest-free and without fixed repayment term.
Details of the Company’s principal subsidiaries as at 31st December, 2007 were as follows:

				Percentage of
				effective equity
		Registered		interest/voting right
	Place of	capital/ issued		attributable to the
	establishment/	and fully paid		Company
Name of company	incorporation	capital	Legal structure	Directly	Indirectly	Principal activities

Shenyang Automotive	Shenyang, the PRC	US$444,160,000	Equity joint venture	51%	—	Manufacture, assembly and sale of minibuses and sedans

Ningbo Yuming	Ningbo, the PRC	US$22,500,000	Wholly foreign owned enterprise	—	100%	Manufacture and sale of automotive components

Xing Yuan Dong	Shenyang, the PRC	US$150,000,000	Wholly foreign owned enterprise	100%	—	Manufacture and trading of automotive components

Ningbo Ruixing	Ningbo, the PRC	US$5,000,000	Wholly foreign owned enterprise	100%	—	Manufacture and trading of automotive components

Mianyang Ruian	Mianyang, the PRC	US$5,000,000	Wholly foreign owned enterprise	100%	—	Manufacture and trading of automotive components

				Percentage of
				effective equity
		Registered		interest/voting right
	Place of	capital/ issued		attributable to the
	establishment/	and fully paid		Company
Name of company	incorporation	capital	Legal structure	Directly	Indirectly	Principal activities

Dongxing Automotive	Shenyang, the PRC	RMB12,000,000	Wholly foreign owned enterprise	—	100%	Manufacture and trading of automotive components and remodeling minibuses and sedans

Shenyang Jindong Development Co., Ltd.	Shenyang, the PRC	RMB10,000,000	Equity joint venture	—	75.5%	Trading of automotive components

Shenyang Jianhua Motors Engine Co., Ltd.	Shenyang, the PRC	RMB155,032,500	Equity joint venture	—	60.8%	Investment holding

China Brilliance Automotive Components Group Limited	Bermuda	US$12,000	Company with limited liabilities	100%	—	Investment holding

Southern State Investment Limited	British Virgin Islands	US$1	Company with limited liabilities	100%	—	Investment holding

Beston Asia Investment Limited	British Virgin Islands	US$1	Company with limited liabilities	100%	—	Investment holding

Pure Shine Limited	British Virgin Islands	US$1	Company with limited liabilities	100%	—	Investment holding

Key Choices Group Limited	British Virgin Islands	US$50,000	Company with limited liabilities	100%	—	Investment holding

Brilliance China Automotive Finance Ltd.	British Virgin Islands	US$50,000	Company with limited liabilities	100%	—	Inactive

Brilliance China Finance Limited (“Brilliance Finance”)	British Virgin Islands	US$50,000	Company with limited liabilities	100%	—	Financing

Shenyang ChenFa	Shenyang, the PRC	US$8,000,000	Wholly foreign owned enterprise	100%	—	Development, Manufacture and sale of engines components

Shenyang XinJinBei Investment and Development Co., Ltd. (“SXID”)	Shenyang, the PRC	RMB1,500,000,000	Company with limited liabilities	—	100%	Investment holding

Shenyang JinBei Automotive Industry Holdings Co., Ltd. (“SJAI”)	Shenyang, the PRC	RMB1,500,000,000	Company with limited liabilities	—	99%	Investment holding

				Percentage of
				effective equity
		Registered		interest/voting right
	Place of	capital/ issued		attributable to the
	establishment/	and fully paid		Company
Name of company	incorporation	capital	Legal structure	Directly	Indirectly	Principal activities

Shanghai Hidea Auto Design Co., Ltd.	Shanghai, the PRC	US$2,000,000	Equity joint venture	—	63.25%	Design of automotive

Shenyang Brilliance Power Train Machinery Co., Ltd.	Shenyang, the PRC	US$29,900,000	Equity joint venture	49%	26.01%	Manufacture and sale of power train
Except for the subsidiaries incorporated in Bermuda and the British Virgin Islands which principally operate in Hong Kong, all other subsidiaries principally operate in the PRC.
20.	INTERESTS IN ASSOCIATES

	2007	2006
	RMB’000	RMB’000

Share of net assets other than goodwill	356,775	339,996
Goodwill, net of accumulated amortisation	26,654	26,654

	383,429	366,650

Details of the Group’s associates as at 31st December, 2007 were as follows:

				Percentage of
		Registered		effective equity
	Place of principal	capital/ issued and		interest/voting
	operations and	paid up		right held
Name of company	establishment	capital	Legal structure	indirectly	Principal activities

Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. (“Shenyang Aerospace”) (Note)	Shenyang, the PRC	RMB738,250,000	Equity joint venture	12.77%	Manufacture and sale of automotive engines

Shenyang JinBei Vehicle Dies Manufacturing Co., Ltd.	Shenyang, the PRC	RMB29,900,000	Equity joint venture	48%	Manufacture and sale of automotive components

Note:	The Group has effective equity interest of 12.77% in Shenyang Aerospace through 21% equity interest jointly held by Xing Yuan Dong and Shenyang Automotive. On 29th September, 2005, the Group entered into an agreement with a shareholder of Shenyang Aerospace to dispose of 2% of the Group’s interest in Shenyang Aerospace for a cash consideration of RMB50 million. The disposal is yet to be completed as at the date of these financial statements upon the approval of respective local government.

Combined financial information of the associates for the year ended 31st December, 2007 is summarised as follows:

	2007	2006
	RMB’000	RMB’000

Non-current assets	1,796,883	1,906,025
Current assets	838,123	889,889
Current liabilities	(433,145)	(634,616)
Non-current liabilities	(540,000)	(580,000)

Net assets	1,661,861	1,581,298

Turnover	2,225,332	2,113,735

Net profit	180,563	192,279

Net profit attributable to the Group	37,617	49,918

21.	INTERESTS IN JOINTLY CONTROLLED ENTITIES

	2007	2006
	RMB’000	RMB’000

Share of net assets other than goodwill	1,135,748	949,745

Goodwill, net of accumulated amortisation	326,644	326,644
Accumulated impairment losses (Note)	(252,373)	(252,373)

	74,271	74,271

	1,210,019	1,024,016

Note:	The amount represents impairment loss on goodwill relating to Shenyang Xinguang Brilliance Automobile Engine Co., Ltd. (Note 22).

Details of the Group’s jointly controlled entities as at 31st December, 2007 were as follows:

				Percentage of
		Registered		effective equity
	Place of principal	capital/ issued		interest/voting
	operations and	and	Legal	right held
Name of company	establishment	paid up capital	structure	indirectly	Principal activities

Mianyang Xinchen Engine Co. Ltd. (“Mianyang Xinchen”) (Note)	Mianyang, the PRC	US$24,120,000	Equity joint venture	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks

Shenyang Xinguang Brilliance Automobile Engine Co., Ltd. (“Xinguang Brilliance”)	Shenyang, the PRC	US$7,220,000	Equity joint venture	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks

BMW Brilliance	Shenyang, the PRC	US$174,000,000	Equity joint venture	50%	Manufacture and sale of BMW sedans

Note:	On 7th August, 2006, the Group entered into an agreement with an independent third party to dispose of 3.5% of the Group’s interest in Mianyang Xinchen for a cash consideration of approximately RMB16.4 million. The disposal is yet to be completed as at the date of these financial statements upon the approval of the respective local government.
The financial information of BMW Brilliance for the year as shared by the Group based on its financial statements audited by certified public accountants other than Grant Thornton are as follows:

	2007	2006
	RMB’000	RMB’000

Non-current assets	1,145,355	923,396
Current assets	2,738,330	2,608,344
Current liabilities	(2,556,706)	(2,463,263)
Non-current liabilities	(435,000)	(350,000)

Net assets	891,979	718,477

Income	6,146,785	4,031,262
Expenses	(6,004,558)	(3,924,570)

	142,227	106,692

Combined financial information of other jointly controlled entities for the year as shared by the Group is summarised as follows:

	2007	2006
	RMB’000	RMB’000

Non-current assets	167,393	127,243
Current assets	512,127	417,185
Current liabilities	(424,491)	(302,065)
Non-current liabilities	(739)	(490)

Net assets	254,290	241,873

Income	524,993	445,281
Expenses	(512,576)	(452,571)

Net profit (loss) attributable to the Group	12,417	(7,290)
Impairment loss on goodwill (Note 22)	—	(73,343)

	12,417	(80,633)

22.	IMPAIRMENT OF GOODWILL
(a)	Subsidiaries

Goodwill in subsidiaries has been allocated to the “Manufacture and sale of minibuses and automotive components” cash generating unit (“CGU”).

The recoverable amount is determined by value in use calculation which is based on cash flow projections covering a 5-year period as approved by management.

The cash flow projections are determined on the basis of past performance and management’s expectations for market developments. There have been a number of assumptions used in estimating the recoverable amounts of the relevant assets. Key assumptions include an estimated sales volume of approximately 90,000 units of minibuses in 2008, and thereafter projected by an average annual growth rate of 8.2%, as well as a discount rate of 9% to reflect the risks involved. Judgement is required to determine the key assumptions adopted in the cash flow projections and changes in the key assumptions can significantly affect these cash flow projections.

Although the carrying amount of goodwill allocated to the CGU based on the above assessment is considered at least as high as its recoverable amount, any adverse change in the assumptions used in the calculation of recoverable amount may lead to recognition of additional impairment loss of goodwill.

(b)	An associate and a jointly controlled entity

Goodwill in the associate and jointly controlled entity is included in the carrying amount of the Group’s interests in the associate and the jointly controlled entity, which belong to the “Manufacture and sale of Zhonghua sedans” CGU and “Manufacture and sale of minibuses and automotive components” CGU respectively. At 31st December, 2007, after the application of the equity method to account for the Group’s investments in the associate and the joint controlled entity, there was no indication of impairment (2006: impairment loss of RMB73,343,000).
23.	PREPAYMENTS FOR A LONG-TERM INVESTMENT

On 29th December, 2003, SJAI (a 99% indirectly-owned subsidiary of the Company) and SXID (an indirectly wholly- owned subsidiary of the Company) entered into agreements with the sellers in relation to the acquisition of the entire equity interests of Shenyang Automobile Industry Asset Management Company Limited (“SAIAM”) and Shenyang XinJinBei Investment Co., Ltd. (“SXI”), respectively (the “Acquisitions”). SAIAM owns 24.38% while SXI owns 8.97% of the equity interest in Shenyang JinBei Automotive Company Limited (“JinBei”), a company listed on the Shanghai Stock Exchange. The consideration for the Acquisitions was RMB600 million, which was determined after arm’s length negotiations between the parties by taking into account the respective financial position of SAIAM and SXI.

Although the Acquisitions have been approved by State-owned Assets Supervision and Administration Commission of Liaoning Provincial Government and the State-Owned Assets Supervision and Administration Commission of the State Council, the transfer of the entire interest of SAIAM and SXI is subject to the granting of a waiver to SXID and SJAI from making an offer for all of the shares of JinBei under Regulation on Acquisitions of Listed Companies by the China Securities Regulatory Commission. Upon completion of the Acquisitions, the Group will be effectively interested in an aggregate of approximately 33.05% of the issued share capital of JinBei.

As at 31st December, 2007 and 2006, the consideration of RMB600 million paid to the shareholders of SAIAM and SXI was recorded as prepayments for a long-term investment. The directors have assessed the fair value of the underlying shares of JinBei and are satisfied that the recoverability of the prepayments is supported by the underlying shares of JinBei.

24.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2007	2006
	RMB’000	RMB’000

Equity investments
Unlisted, at cost	4,138	4,138
Listed in Hong Kong, at fair value	21,991	19,598

	26,129	23,736

The unlisted equity investments are stated at cost less provision for impairment as they do not have a quoted market price in an active market. The directors are of the opinion that the carrying amounts of the unlisted equity investments approximate their fair value.
25.	PLEDGED SHORT-TERM BANK DEPOSITS

Pledged short-term bank deposits as at 31st December, 2007 were pledged for the following purposes.

	2007	2006
	RMB’000	RMB’000

Issue of bank guaranteed notes to trade creditors (Note)	1,757,985	1,207,209
Bank loans granted to JinBei (Note 41(a))	213,680	312,260
Bank loans granted to the Group	—	105,680

	1,971,665	1,625,149

Note: In addition to short-term bank deposits, as at 31st December, 2007, the Group also pledged bank guaranteed notes receivable from third parties and affiliated companies of approximately RMB223 million (2006: RMB233 million) for issue of bank guaranteed notes.
26.	INVENTORIES

	2007	2006
	RMB’000	RMB’000

Raw materials	842,503	717,933
Work-in-progress	226,944	174,796
Finished goods	1,469,677	654,390

	2,539,124	1,547,119
Less: provision for inventories	(70,091)	(200,276)

	2,469,033	1,346,843

As at 31st December, 2007, the carrying amount of inventories that were stated at net realisable value amounted to approximately RMB133.0 million (2006: RMB441.6 million).
27.	ACCOUNTS RECEIVABLE

An aging analysis of accounts receivable is set out below:

	2007	2006
	RMB’000	RMB’000

Less than six months	619,157	588,458
Between six months to one year	84,884	34,642
Above one year but less than two years	97,111	7,226
Above two years	66,923	64,655

	868,075	694,981
Less: provision for doubtful debts	(62,888)	(62,823)

	805,187	632,158

A substantial amount of the accounts receivable is denominated in Renminbi. The Group’s credit policy is set out in note 5(i).
Impairment losses in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivable directly.
The movement in allowance for doubtful debts for accounts receivable during the year, including both specific and collective loss components, is as follows:

	2007	2006
	RMB’000	RMB’000

At 1 January,	62,823	48,367
Impairment loss recognised	83	14,456
Write-back of previously recognised impairment loss	(18)	—

At 31 December,	62,888	62,823

The provision for doubtful debts is in respect of accounts receivables that were individually determined to be impaired. The individual impaired accounts receivables related to customers that were in financial difficulties and management assessed that the impaired amounts will not be recoverable. Consequently, specific allowance for doubtful debts of full amounts of the impaired receivables was recognised. The Group does not hold any collateral over these balances.
The aging analysis of the Group’s accounts receivable that are past due but neither individually nor collectively considered to be impaired are as follows:

	2007	2006
	RMB’000	RMB’000

Less than six months	102,674	91,173
Between six months to one year	84,884	24,641
Above one year but less than two years	87,111	7,226
Above two years	14,035	11,832

	288,704	134,872

Accounts receivable that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. These balances were either settled subsequent to 31st December 2007 up to the date of these financial statements or based on past experience, management believes that no impairment allowance is necessary in respect of the remaining unsettled balances as there has not been a significant change in credit quality and balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

28.	NOTES RECEIVABLE

All notes receivable are denominated in Renminbi and are primarily notes received from customers for settlement of accounts receivable balances. As at 31st December, 2007, all notes receivable were guaranteed by established banks in the PRC with maturities of less than six months from 31st December, 2007 (2006: Same).

29.	OTHER RECEIVABLES

	2007	2006
	RMB’000	RMB’000

Advance to SAIAM (Note)	300,000	300,000
Receivable from a jointly controlled entity	16,386	36,727
Others	262,488	169,015

	578,874	505,742
Less: provision for doubtful debts	(87,637)	(82,725)

	491,237	423,017

All other receivables are denominated in Renminbi.
Note: The amount represents an advance to SAIAM which will become a subsidiary of the Group after the completion of the acquisition of SAIAM as detailed in note 23.
The movement in allowance for doubtful debts for other receivable during the year, including both specific and collective loss components, is as follows:

	2007	2006
	RMB’000	RMB’000

At 1 January,	82,725	78,003
Impairment loss recognised	5,483	13,816
Write-back of previously recognised impairment loss	(279)	(76)
Uncollectible amounts written off	(292)	(9,018)

At 31 December,	87,637	82,725

At as 31st December, 2007, the Group’s other receivables of RMB74,254,000 (2006: RMB69,380,000) was individually determined to be impaired. The individually impaired receivables related to customers that were in financial difficulties and management assessed that the impaired amounts will not be recoverable. Consequently, specific allowance for doubtful debts of full amounts of the impaired receivables was recognised. The Group does not hold any collateral over these balances.

30.	ACCOUNTS PAYABLE

An aging analysis of accounts payable is set out below:

	2007	2006
	RMB’000	RMB’000

Less than six months	3,372,186	2,265,630
Between six months to one year	18,628	12,714
Above one year but less than two years	11,895	10,582
Above two years	19,182	10,341

	3,421,891	2,299,267

Accounts payable with balances denominated in currencies other than Renminbi are considered not significant.
31.	SHORT-TERM BANK BORROWINGS

All bank borrowings at 31st December, 2007 are unsecured (2006: RMB100,000,000 of the bank borrowings were secured by short-term deposits of RMB105,680,000), interest-bearing at rates ranging from 6.73% to 8.02% per annum (2006: 5.58% to 6.12% per annum) and repayable from 26th January, 2008 to 18th October, 2008.

32.	CONVERTIBLE BONDS

	2007	2006
	RMB’000	RMB’000

Liability component
At 1st January,	1,395,422	—
Fair value at inception	—	1,379,287
Issuing costs	—	(28,856)
Amortisation	135,483	76,081
Gain on foreign currency translation	(95,248)	(31,090)

At 31st December,	1,435,657	1,395,422

Fair value of embedded conversion option At 1st January,	151,648	—
Fair value at inception	—	81,492
Changes in fair value	181,933	73,202
Gain on foreign currency translation	(17,005)	(3,046)

	2007	2006
	RMB’000	RMB’000
At 31st December,	316,576	151,648

Carrying value at 31st December,	1,752,233	1,547,070

On 7th June, 2006, the Group, through a wholly-owned subsidiary, Brilliance Finance, issued zero coupon guaranteed convertible bonds with principal amount of US$182,678,000 (equivalent to approximately RMB1,461 million). The convertible bonds are listed on the Singapore Exchange Securities Trading Limited.
The convertible bonds are convertible into fully paid ordinary shares of US$0.01 each of the Company at an initial conversion price of HK$1.93 per share, subject to adjustment in certain events, at any time on or after 6th July, 2006, and up to and including 8th May, 2011, unless the convertible bonds have previously been redeemed or previously have matured.
Conversion price reset
If the average of the closing price (the “Average Market Price’’) of the shares of the Company for the period of 20 consecutive trading days immediately prior to the reset dates (being 10th March, 2007 and 10th March, 2008) is less than the conversion price on the applicable reset date, the conversion price shall be adjusted on the applicable reset date so that the Average Market Price of the shares of the Company will become the adjusted conversion price with effect from the applicable reset date provided that, among other things, any such adjustment to the conversion price in no event shall be less than 68% (for the 10th March, 2007 reset date) and 75% (for the 10th March, 2008 reset date) of the conversion price prevailing on the applicable reset date and that the conversion price shall not be reduced below the then par value of the shares unless under applicable law then in effect the convertible bonds could be converted at such reduced conversion price into legally issued, fully-paid and non-assessable shares.
Redemption
The convertible bonds will mature on 7th June, 2011. All but not some of the aggregate outstanding principal amount of the convertible bonds is redeemable at the option of Brilliance Finance at the early redemption amount (calculated at principal amount of the convertible bonds plus a yield at 7% per annum, compounded semi-annually):
(i)	on or at any time after 7th June, 2008 and prior to 7th June, 2009, if the closing price of the shares of the Company on the SEHK for each of the last 30 consecutive trading days has been at least 145% of the applicable early redemption amount divided by the conversion ratio (principal amount of the convertible bonds divided by the conversion price);

(ii)	on or at any time after 7th June, 2009 and prior to 8th May, 2011, if the closing price of the shares of the Company on the SEHK for each of the last 30 consecutive trading days has been at least 130% of the applicable early redemption amount divided by the conversion ratio; or

(iii)	at any time, if more than 90% in principal amount of the convertible bonds has been converted, redeemed or purchased and cancelled.

Unless previously converted, redeemed or purchased and cancelled, the convertible bonds will be redeemed at 141.060% of their outstanding principal amount on 7th June, 2011.
The convertible bonds may be redeemed in whole but not in part at the option of the relevant holders on 7th June, 2009 at 122.926% of their principal amount. The convertible bonds may also be redeemed in whole but not in part at the option of the holders at the early redemption amount on the occurrence of a change of control of the Company, or if the shares of the Company cease to be listed or admitted to trading in the SEHK.
The convertible bonds contain a liability component and an embedded conversion option, which are required to be accounted for separately in accordance with HKAS 39.
Fair value of the embedded conversion options is provided by professional valuers using the Black-Scholes option pricing model. Key assumptions used in estimating the fair value include (1) the conversion price will not be adjusted or reset, and remains at HK$1.93 per share throughout the life of the convertible bonds; and (2) the bondholders will not exercise their rights to require Brilliance Finance to redeem the convertible bonds at 122.926% of the principal amount on the third anniversary of 7th June, 2009.
During the year, the loss on fair value changes on the embedded conversion option amounted to approximately RMB181.9 million (2006: RMB73.2 million).
The fair value of the liability component as at 31st December, 2007 was approximately US$203,777,000 (2006: US$181,293,000) (equivalent to approximately RMB1,490,445,000 (2006: RMB1,417,258,000)).
The fair value of the liability component, included in the convertible bonds, was calculated using a market interest rate for an equivalent non-convertible bond.
33.	ADVANCES FROM A SUBSIDIARY

Advances from a subsidiary are unsecured, interest-free and expected not to be repaid within the next twelve months from 31st December, 2007. The advances were used to finance certain subsidiaries of the Company.

34.	DEFERRED TAXATION

Deferred taxation are calculated in full on temporary differences under the liability method on balance sheet approach using the principal taxation rate of the relevant entities within the Group.

As at 31st December, 2007, the Group has unrecognised temporary deductible differences and tax losses of approximately RMB1,755,261,000 (2006: RMB1,767,174,000) and RMB848,318,000 (2006: RMB964,474,000), respectively, available to offset against future taxable profits. The unrecognised temporary differences have no expiry date under current legislation but the unrecognised tax losses of RMB238,083,000 (2006: RMB354,239,000) and RMB610,235,000 (2006: RMB610,235,000) will expire in year 2009 and 2010, respectively.

35.	RETIREMENT PLAN AND EMPLOYEES’ BENEFITS

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 19% to 23% (2006: 19% to 23%)

of salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.
The Group’s Hong Kong employees are covered by the mandatory provident fund which is managed by an independent trustee. The Group and its Hong Kong employees each makes monthly mandatory contributions to the scheme at 5% of the employees’ salary with the maximum amount of HK$1,000 by the Group and the employees per month. The retirement benefit scheme cost charged to the income statement represents contributions payable by the Group to the fund.
The Group’s contributions for staff in Hong Kong and the PRC for the year ended 31st December, 2007 were approximately RMB75.6 million (2006: RMB36.1 million).
36.	SHARE CAPITAL AND SHARE OPTIONS
(a)	Share capital

	2007			2006
	Number of shares	Amount		Number of shares	Amount
	’000	’000		’000	’000

Authorised:
Ordinary shares of US$0.01 each	8,000,000	US$	80,000	5,000,000	US$	50,000

Issued and fully paid:
Ordinary shares of US$0.01 each
As at 1st January,	3,668,391	RMB303,388		3,668,391	RMB303,388
Issue of new shares	1,375	RMB100		—		—

As at 31st December,	3,669,766	RMB303,488		3,668,391	RMB303,388

Increase of authorised share capital
At a special general meeting held on 12th February, 2007, shareholders of the Company approved the increase of the authorised share capital of the Company from US$50,000,000 to US$80,000,000 by the creation of an additional 3,000,000,000 shares of par value of US$0.01 each.
Issue of new share capital
1,125,000 and 250,000 ordinary shares were issued on 16th July, 2007 and 24th July, 2007, respectively, as a result of an exercise of share options on 16th July, 2007, at an aggregate consideration of RMB1,702,000 (or HK$1,815,000) of which RMB1,602,000 was credited to the share premium account (Note 37).
(b)	Capital management

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, by pricing products and services commensurate with the level of risk and by securing access to financing at a reasonable cost.

The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages securely afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group’s strategy is to maintain capital at a higher proportion of around 2 times to its financing by reference to the debt to equity ratio. In order to maintain or adjust the ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debts.

The debt-to-equity ratio of the Group at 31st December, 2007 is as follows:

	2007	2006
	RMB’000	RMB’000

Current liabilities
Advances from affiliated companies	56,134	55,389
Notes payable for financing	820,000	1,170,000
Short-term bank borrowings	370,000	500,000

	1,246,134	1,725,389

Non-current liabilities
Advances from affiliated companies	133,772	79,706
Convertible bonds	1,752,233	1,547,070

	1,886,005	1,626,776

Overall financing	3,132,139	3,352,165

Shareholders’ equity	6,259,399	6,025,140

Debt to equity ratio	50%	56%

(c)	Share options

Original share option scheme approved in 1999

On 18th September, 1999, the Company approved a share option scheme (the “Original Scheme’’) under which the directors may, at their discretion, at any time during the ten years from the date of approval of the scheme, invite employees of any member company of the Group, including executive directors, to take up share options of the Company. The maximum number of shares on which options may be granted may not exceed 10% of the issued share capital of the Company excluding any shares issued on the exercise of options from time to time. The exercise price in relation to each option offer shall be determined by the directors at their absolute discretion, but in any event shall not be less than the higher of (i) 80 percent of the average of the official closing price of the shares on SEHK for the five trading days immediately preceding the relevant offer date and (ii) the nominal value of the shares. The directors may determine and adjust the period within which the relevant grantee may exercise his or her option and the proportion of the options to be exercised in each period, so long as the period within which the option must be exercised is not more than ten years from the date of grant of the option.

2,800,000 share options were outstanding as at 31st December, 2007 (2006: 2,800,000 share options). No share options granted under the Original Scheme were exercised, lapsed or cancelled during the year.

Each of the outstanding share options under the Original Scheme entitles the holder to subscribe for one ordinary share of the Company at HK$1.896, exercisable from 2nd June, 2001 to 1st June, 2011.

New share option scheme approved in 2002

On 28th June, 2002, the Company adopted a new share option scheme (the “New Scheme’’) in compliance with the amendments to Chapter 17 of the listing rules of the SEHK which came into effect on 1st September, 2001. The New Scheme came into effect on 15th July, 2002 and the Original Scheme (as described above) was terminated on the same date. Any new share options granted after 15th July, 2002 will be in accordance with the terms of the New Scheme, but the outstanding share options granted under the Original Scheme will not be affected. Pursuant to the New Scheme, the Company’s Board of Directors may grant options to the participants (including the Group’s employees, non-executive directors, suppliers and customers, etc.) to subscribe for the Company’s shares at a price which shall not be lower than the higher of:
(i)	the closing price of the shares on the SEHK as stated in SEHK’s quotation sheet on the date of grant, which must be a trading date;

(ii)	the average closing price of the shares on the SEHK as stated in SEHK’s quotation sheets for the five trading days immediately preceding the date of grant; and

(iii)	the nominal value of the shares.

Details of movements of share options granted under the New Scheme during the year are as follows:

		Granted in
		2006 and as at
		31st	Exercised	Granted
Exercise	Exercise	December,	during	during	As at 31st
price	period	2006	2007	2007	December, 2007

HK$1.320	28th December, 2006 to 27th December, 2016	35,750,000	(1,375,000)	—	34,375,000

HK$1.746	31st December, 2007 to 30th December, 2017	—	—	59,500,000	59,500,000

		35,750,000	(1,375,000)	59,500,000	93,875,000

The weighted average share price of the Company as at the date of exercise was HK$2.14 (2006: Nil).
The weighted average remaining contractual life of the share options outstanding as at 31st December, 2007 was approximately 9.45 years (2006: 9.59 years).
In accordance with the terms of the share-based arrangement, options issued during the year vest at the date of grant.
The fair value of the share options granted during the year is approximately RMB32,243,000 (2006: approximately RMB11,281,000) which was calculated using the Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate for the effects of non-transferability, exercise restrictions and behavioural consideration. Due to the restriction on the transferability of the share options, the option holders tend to early exercise the options on hand. Therefore, management considers it is appropriate to assume that the option holders will exercise their options earlier as it is the only way for them to realise their option value. Such expected time of exercise constitutes the expected tenors of the options, which are adopted in the fair value calculation of the fair value of the options. The expected tenors for options held by the directors, employees and others are two years to three years. Expected volatility is based on the historical price volatility over the past 260 days.
The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on Black-Scholes option pricing model. The following significant assumptions were used to derive the fair values.

	2007	2006

Fair value at measurement date	HK$0.5549	HK$0.3139
Expected volatility	48.44%	42.64%
Option life	2-3 years	1-2 years
Expected dividends	Nil	Nil
Risk-free interest rate	2.58%-2.79%	3.48%-3.51%

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.
37. RESERVES
     The Group

	Equity			Cumulative						Total equity
	component of		Investment	translation	Dedicated	Share	Capital		Retained	attributable to the
	convertible	Share	revaluation	adjustments	capital	options	reserve	Hedging	earnings	equity holders of	Minority	Total
	bonds	premium	reserve	reserve	(Note a)	reserve	(Note b)	reserve	(Note c)	the Company	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at 1st January, 2006	114,205	2,038,423	(11,817)	39,179	167,631	—	120,000	—	3,500,073	5,967,694	446,368	6,414,062
Loss for the year	—	—	—	—	—	—	—	—	(398,422)	(398,422)	(306,221)	(704,643)
Equity component of convertible bonds transferred to retained earnings upon buy back/ redemption	(114,205)	—	—	—	—	—	—	—	114,205	—	—	—
Share option cost	—	—	—	—	—	11,281	—	—	—	11,281	—	11,281
Transfer to dedicated capital	—	—	—	—	16,562	—	—	—	(16,562)	—	—	—
Changes in fair value of available-for-sale financial assets	—	—	1,052	—	—	—	—	—	—	1,052	—	1,052

As at 31st December, 2006	—	2,038,423	(10,765)	39,179	184,193	11,281	120,000	—	3,199,294	5,581,605	140,147	5,721,752

As at 1st January, 2007	—	2,038,423	(10,765)	39,179	184,193	11,281	120,000	—	3,199,294	5,581,605	140,147	5,721,752
Issue of new shares under share option scheme	—	1,602	—	—	—	—	—	—	—	1,602	—	1,602
Premium arising from exercise of employee share options	—	405	—	—	—	(434)	—	—	—	(29)	—	(29)
Share option cost	—	—	—	—	—	32,243	—	—	—	32,243	—	32,243
Profit for the year	—	—	—	—	—	—	—	—	97,086	97,086	69,273	166,359
Share of a jointly controlled entity’s gain recognised directly in equity	—	—	—	—	—	—	—	31,275	—	31,275	316	31,591
Transfer to dedicated capital	—	—	—	—	9,163	—	—	—	(9,163)	—	—	—
Change in fair value of available-for-sale financial assets	—	—	2,393	—	—	—	—	—	—	2,393	—	2,393

As at 31st December, 2007	—	2,040,430	(8,372)	39,179	193,356	43,090	120,000	31,275	3,287,217	5,746,175	209,736	5,955,911

(a)	As stipulated by the relevant laws and regulations for foreign-invested enterprises in the PRC, the Company’s subsidiaries are required to maintain discretionary dedicated capital, which includes a general reserve fund, an enterprise expansion fund and a staff welfare and incentive bonus fund. The dedicated capital is to be appropriated from statutory net profit as stipulated by statute or by the board of directors of respective subsidiaries and recorded as a component of shareholders’ equity. For the year ended 31st December, 2007, appropriations of approximately RMB9.2 million (2006: RMB16.6 million) to the general reserve fund were made by subsidiaries of the Company and no appropriation to the enterprise expansion fund was made by the subsidiaries (2006: Same). Under HKFRSs, the appropriation for the staff welfare and incentive bonus fund is charged to the income statement.

(b)	In 2003, as approved by the board of directors of Xing Yuan Dong in accordance with the relevant laws and regulations, dedicated capital of Xing Yuan Dong amounting to RMB120 million was released for capitalisation of paid up registered capital. Such release of dedicated capital is credited to the capital reserve.

(c)	Distributions received from the Company’s subsidiaries are denominated in U.S. Dollar and are translated at the prevailing unified exchange rate in the PRC. Total accumulated distributable profits of these subsidiaries under HKFRSs as at 31st December, 2007 amounted to approximately RMB1,488.0 million (2006: RMB1,157.7 million). The distributable profits of subsidiaries under PRC GAAP are different from the amounts reported under HKFRSs.
The Company

			Cumulative
		Investment	translation	Share
	Share	revaluation	adjustments	option	Retained
	premium	reserve	reserve	reserve	earnings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at 1st January, 2006	2,038,423	(11,817)	39,179	—	4,231,822	6,297,607
Share option cost	—	—	—	11,281	—	11,281
Changes in fair value of available-for-sale financial assets	—	1,052	—	—	—	1,052
Loss for the year	—	—	—	—	(616,404)	(616,404)

As at 31st December, 2006	2,038,423	(10,765)	39,179	11,281	3,615,418	5,693,536

As at 1st January, 2007	2,038,423	(10,765)	39,179	11,281	3,615,418	5,693,536
Share option cost	—	—	—	32,243	—	32,243

			Cumulative
		Investment	translation	Share
	Share	revaluation	adjustments	option	Retained
	premium	reserve	reserve	reserve	earnings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Issue of new shares under share option scheme	1,602	—	—	—	—	1,602
Premium arising from exercise of employee share options	405	—	—	(434)	—	(29)
Changes in fair value of available-for-sale financial assets	—	2,393	—	—	—	2,393
Loss for the year	—	—	—	—	(5,916)	(5,916)

As at 31st December, 2007	2,040,430	(8,372)	39,179	43,090	3,609,502	5,723,829

The directors consider that the Company had approximately RMB3,640.3 million (2006: RMB3,643.8 million) available for distribution to shareholders.
38. RELATED PARTY TRANSACTIONS
(a)	Name and relationship

Name	Relationship

JinBei	A shareholder of Shenyang Automotive

Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”)	Common directorship of certain directors of the Company

Brilliance Holdings Limited (“BHL”)	Common directorship of certain directors of the Company
An affiliated company is a company in which one or more of the directors or substantial shareholders of the Company have direct or indirect beneficial interests in the company or are in a position to exercise significant influence over the company. Parties are also considered to be affiliated if they are subject to common control or common significant influence.
Save as disclosed elsewhere in the financial statements, significant transactions and balances with affiliated parties (these affiliated companies and the Company have certain directors in common and/or other relationships as specified) are detailed as follows.
(b)	Particulars of significant transactions between the companies comprising the Group and affiliated companies in the ordinary course of business during the year are summarised below:

	2007	2006
	RMB’000	RMB’000

Sales of goods:
— Affiliated companies of JinBei	452,933	178,414
— Shanghai Shenhua and its affiliated companies	1,394,130	1,052,689
— Jointly controlled entities	96,828	124,433
— An associate	91,487	61,713
— A subsidiary of the substantial shareholder of the Company	1,119,096	—

Purchases of goods:
— Affiliated companies of JinBei	1,477,018	895,457
— Affiliated companies of Shanghai Shenhua	102,785	16,668
— An affiliated company of BHL	115,223	117,336
— Jointly controlled entities	515,137	417,448
— Associates	489,166	525,430
— An affiliated company of the joint venture partner of Xinguang Brilliance	147	68
— Shareholders of Shenyang Aerospace and their affiliated companies	63,227	90,505

	2007	2006
	RMB’000	RMB’000

Interest to a jointly controlled entity	16,100	16,748
Operating lease rental on land and buildings charged by:
— a jointly controlled entity	3,430	908
— Shanghai Shenhua	592	1,148
— An affiliated company of JinBei	—	60
Mould testing income from a jointly controlled entity	1,776	4,320
Operating lease rental from a jointly controlled entity	14,384	34,863
Subcontracting charge to a jointly controlled entity	257,937	254,479
Service income from a jointly controlled entity	18,560	35,067
Proceeds from sale of property, plant and equipment to a jointly controlled entity	—	80,332

The above sale and purchase transactions were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors.

(c)	As at 31st December, 2007, accounts receivable from affiliated companies consisted of the following:

	2007	2006
	RMB’000	RMB’000

Accounts receivable from related parties:
— Shanghai Shenhua and its affiliated companies	368,499	431,310
— Affiliated companies of JinBei	91,347	93,446
— An affiliated company of BHL	94,095	55,040
— A subsidiary of the substantial shareholder of the Company	61,455	—
— Jointly controlled entities
— BMW Brilliance
— Accounts receivable	98,224	247,564
— Consideration receivable arising from the disposal of machinery and equipment	—	134,527
— Other jointly controlled entities	321	21,470

	713,941	983,357
Less: provision for doubtful debts	(29,720)	(29,720)

	684,221	953,637

(i)	The amounts due from affiliated companies are unsecured, non-interest bearing and with no fixed repayment term.

(ii)	There was no change in the provision for doubtful debts for accounts receivable from affiliated companies during the year.

(iii)	The Group’s credit policy is that credit is offered to affiliated companies following financial assessment and an established payment record. These affiliated companies are generally required to settle 25% to 33% of the previous month’s ending balances. The aging analysis of amounts due from affiliated companies is as follows:

	2007	2006
	RMB’000	RMB’000

Less than six months	618,956	752,810
Between six months to one year	205	66,485
Above one year but less than two years	65,330	3,436
Over two years	29,450	160,626

	713,941	983,357

The aging analysis of the Group’s accounts receivable from affiliated companies that are past due but neither individually nor collectively considered to be impaired are as follows:

	2007	2006
	RMB’000	RMB’000

Between six months to one year	205	66,485
Above one year but less than two years	56,914	3,436
Over two years	—	130,906

	57,119	200,827

At as 31st December, 2007, the Group’s accounts receivable from affiliated companies of RMB29,450,000 (2006: RMB29,720,000) due over two years was individually determined to be impaired. The individually impaired accounts receivable from affiliated companies related to affiliated companies which failed to settle the outstanding balances in full and management assessed that the impaired amounts will not be recoverable. Consequently, specific allowance for doubtful debts of full amounts of the impaired receivables was recognised. The Group does not hold any collateral over these balances.

The remaining past due accounts receivable from affiliated companies which are not impaired relate to a number of other affiliated companies which have been repaying the Group but at a slower pace. As they are still settling the outstanding balances, management believes that no impairment allowance is necessary in respect of these balances. The Group does not hold any collateral over these balances.

(d)	As at 31st December, 2007, notes receivable from affiliated companies arising from trading activities consisted of the following:

	2007	2006
	RMB’000	RMB’000

Notes receivable from related parties:
— Affiliated companies of JinBei	3,050	16,620
— Shanghai Shenhua and its affiliated companies	143,276	63,750
— Jointly controlled entities	—	1,107
— A subsidiary of the substantial shareholder of the Company	113,829	—

	260,155	81,477

All notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of six months or less from 31st December, 2007 (2006: Same).

(e)	As at 31st December, 2007, the dividends receivable from affiliated companies consisted of:

	2007	2006
	RMB’000	RMB’000

Dividends receivable from related parties:
— a jointly controlled entity	76,173	76,173
— an associate	21,000	21,000

	97,173	97,173

(f)	As at 31st December, 2007, the advances to affiliated companies consisted of:

	2007	2006
	RMB’000	RMB’000

Advances to related parties:
— An associate	—	179
— Jointly controlled entities	26,364	6,374
— Affiliated companies of BHL	51,134	15,273
— Shanghai Shenhua and its affiliated companies	14,044	14,044
— JinBei and its affiliated companies	12,062	23,740
— Other affiliated company	12	689

	2007	2006
	RMB’000	RMB’000

	103,616	60,299
Less: provision for doubtful debts	(2,214)	(2,214)

	101,402	58,085

Advances to affiliated companies are unsecured, non-interest bearing and with no fixed repayment term.

(g)	As at 31st December, 2007, amounts due to affiliated companies arising from trading activities consisted of the following:

	2007	2006
	RMB’000	RMB’000

Due to related parties:
— Associates	50,444	95,819
— Jointly controlled entities	534,527	585,124
— Affiliated companies of Shanghai Shenhua	1,870	10,719
— Affiliated companies of JinBei	365,275	281,721
— Other affiliated companies	731	9,910

	952,847	983,293

The amounts due to affiliated companies are unsecured and non-interest bearing. Amounts due to affiliated companies are generally settled on a monthly basis at 25% to 33% of the previous month’s ending balance. The aging analysis of amounts due to affiliated companies is as follows:

	2007	2006
	RMB’000	RMB’000

Less than six months	872,760	951,464
Between six months to one year	50,509	27,769
Above one year but less than two years	25,723	3,074
Over two years	3,855	986

	952,847	983,293

(h)	As at 31st December, 2007, the notes payable to affiliated companies arising from trading activities consisted of the following:

	2007	2006
	RMB’000	RMB’000

Notes payable to related parties:
— An affiliated company of BHL	60,686	—
— Affiliated companies of JinBei	51,167	7,249
— An associate	1,760	18,039
— Jointly controlled entities	94,161	12,000

	207,774	37,288

(i)	As at 31st December, 2007, the advances from affiliated companies consisted of:

	2007	2006
	RMB’000	RMB’000

Advances from related parties:
— Associates	3	—
— A jointly controlled entity	1,279	1,279
— BHL and its affiliated companies	12,086	12,728
— Affiliated companies of Shanghai Shenhua	1,430	820
— JinBei and its affiliated companies	735	6,925
— Current portion of financing received from BMW Brilliance (Note)	40,601	33,637

	56,134	55,389

Note: The advances from BMW Brilliance are repayable on the following terms.

	2007	2006
	RMB’000	RMB’000

Less than 1 year	40,601	33,637
Between 1 year to 2 years	7,772	6,240
Above 2 years but less than 5 years	29,154	26,124
Over 5 years	96,846	47,342

	174,373	113,343
Less: non-current portion	(133,772)	(79,706)

Current portion	40,601	33,637

Saved for the advances from BMW Brilliance as set out above, other advances from affiliated companies are unsecured, non-interest bearing and with no fixed repayment term.

(j)	Pursuant to a trademark license agreement, JinBei granted Shenyang Automotive the right to use the JinBei trademark on its products and marketing materials indefinitely.

(k)	Compensation benefits to key management personnel are as follows.

	2007	2006
	RMB’000	RMB’000

Short-term employee benefits	30,779	26,914

39.	CONSOLIDATED CASH FLOW STATEMENTS
(a)	Cash generated from operations

	2007	2006
	RMB’000	RMB’000

Profit (Loss) before taxation	211,567	(656,764)
Share of results of:
Jointly controlled entities	(154,644)	(99,402)
Associates	(37,617)	(49,918)
Interest income	(125,470)	(90,738)
Interest expenses	235,576	235,418
Write back of provision for inventories sold	(190,646)	(163,094)
Depreciation of property, plant and equipment	591,159	598,941
Amortisation of intangible assets	138,641	145,518
Amortisation of land lease prepayments	3,439	4,058
Share option cost	32,243	11,281
Write off of other non-current assts	—	1,798
Gain on disposals of property, plant and equipment	(2,428)	(3,055)
Gain on disposal of land lease prepayments	(1,399)	—
Write off of property, plant and equipment	4,198	8,251
Subsidy income	(140,081)	(50,176)
Gain on disposal of an associate	—	(384)
Loss on disposal of an associate	—	709
Write back of provision for doubtful debts	(297)	(76)
Provision for inventories	60,461	184,358
Provision for impairment losses on goodwill in a jointly controlled entity	—	73,343
Provision for impairment losses on property, plant and equipment	836	29,160
Provision for doubtful debts and write off of bad debts	83	14,456
Provision for other receivables	5,483	13,816

	2007	2006
	RMB’000	RMB’000
Gain on buy back of convertible bonds due 2008	—	(6,910)
Change in fair value of embedded conversion options of convertible bonds	181,933	73,202
Unrealised gain on exchange	(112,465)	(69,382)
Increase in accounts receivable	(173,094)	(521,656)
(Increase) Decrease in notes receivable	(218,827)	179,837
(Increase) Decrease in notes receivable from affiliated companies	(178,678)	257,493
Decrease (Increase) in accounts receivable from affiliated companies	886,193	(191,724)
(Increase) Decrease in other receivables	(102,142)	61,581
Increase in prepayments and other current assets	(107,314)	(84,966)
Increase in inventories	(991,935)	(321,608)
Increase in notes and accounts payable	2,689,050	1,487,870
Increase (Decrease) in notes payable to affiliated companies	170,486	(36,804)
(Decrease) Increase in amounts due to affiliated companies	(622,386)	363,459
(Decrease) Increase in customer advances	(275,424)	106,800
Increase in other payables	4,442	25,566
Decrease in accrued expenses and other current liabilities	(7,072)	(106,684)
Increase in other tax recoverable	(7,349)	(116,064)
Decrease in other taxes payable	(10,746)	(35,854)

Cash generated from operations	1,755,776	1,271,656

(b)	Major non-cash transactions

During the year ended 31st December, 2007, the Group entered into agreements with affiliated companies to offset receivable balances due from these affiliated companies with the Group’s payable balances to these affiliated companies of approximately RMB617 million.
40.	COMMITMENTS
(a)	Capital commitments

	2007	2006
	RMB’000	RMB’000

Contracted but not provided for:
— Construction projects	39,137	30,781
— Acquisition of plant and machinery	502,510	130,407
— Others	177,086	25,072

	718,733	186,260

Authorised but not contracted for:
— Construction projects and acquisition of plant and machinery	1,009,384	1,004,312

(b)	Operating lease commitments

As at 31st December, 2007, the Group had future aggregate minimum lease payments under non-cancellable operating leases in respect of leased properties as follows:

	2007	2006
	RMB’000	RMB’000

Within one year	16,367	18,943
In the second to fifth years inclusive	18,856	28,680
Over five years	31,296	40,526

	66,519	88,149

(c)	Future operating lease arrangements

As at 31st December, 2007, the Group had future aggregate minimum lease receivable under non-cancellable operating leases as follows:

	2007	2006
	RMB’000	RMB’000

Within one year	19,883	19,611
In the second to fifth years inclusive	56,697	56,697
Over five years	76,778	90,952

	153,358	167,260

41.	CONTINGENCIES
(a)	As at 31st December, 2007, the Group had provided the following guarantees:
•	Corporate guarantees for revolving bank loans and bank guaranteed notes of approximately RMB60 million (2006: RMB120 million) drawn by affiliated companies of Shanghai Shenhua; and

•	Corporate guarantees for bank loans amounting to RMB200 million (2006: RMB295 million) drawn by JinBei. Bank deposits of RMB213 million (2006: RMB312 million) was pledged as a collateral for the corporate guarantee as detailed in note 25.
(b)	On or about 25th October, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB31.5 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on 28th January, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on 4th July, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”).

On 16th September, 2003, a Statement of Claim was served on the Company. On 4th November, 2003, the Company filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on 26th April, 2004. On 21st July, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to Defence to Counterclaim on 4th September, 2004. Pleadings closed on 18th September, 2004. The parties filed and served Lists of Documents on 26th October, 2004 and witness statements were exchanged on 28th February, 2005.

The parties applied by consent to adjourn sine die a checklist hearing fixed for 20th April, 2005, as the respective parties anticipated that they would be filing supplemental evidence and amending their pleadings. The Court approved the application and made an Order on 19th April, 2005 that the checklist hearing be vacated and adjourned sine die with liberty to restore.

Pursuant to a request made by Mr. Yang on 2nd June, 2005 for further and better particulars of the Defence and Counterclaim, the Company filed and served its Answer to Mr. Yang’s request on 4th July, 2005.

On 17th August, 2005, in compliance with its continuing discovery obligations, the Company filed and served a Supplemental List of Documents. Subsequently, on 5th September, 2005, Mr. Yang also filed and served a Supplemental List of Documents.

There has been no material progress in the litigation since then.

The directors of the Company do not believe the Action will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to continue vigorously defending the Action.
42.	SUBSEQUENT EVENTS
(a)	According to the terms of the convertible bonds as detailed in note 32, if the average of the closing price (the “Average Market Price”) of the shares of the Company for the period of 20 consecutive trading days immediately prior to the reset dates (being 10th March, 2007 and 10th March, 2008) is less than the conversion price on the applicable reset date, the conversion price shall be adjusted on the applicable reset date so that the Average Market Price of the shares of the Company will become the adjusted conversion price with effect from the applicable reset date. Since the Average Market Price was HK$1.53 prior to the 10th March, 2008 reset date, the conversion price was adjusted from HK$1.93 to HK$1.53.

Due to the adjustment to the conversion price, the total number of conversion shares will increase from 733,674,599 shares at a conversion price of HK$1.93 to 925,484,964 shares at conversion price of HK$1.53.

At a special general meeting held on 21st April, 2008, the shareholders of the Company approved, by way of an ordinary resolution, the granting of a specific mandate to the directors to issue, allot and deal with the additional conversion shares.

(b)	On 10th March, 2008, the Company and Rocket Capital Investment Group I (BVI) Limited (“Rocket”) signed a non-binding memorandum of understanding that Rocket will lead a consortium of investors to subscribe for, or procure subscription of, such number of shares in the Company as may be purchased with approximately US$100 million which in aggregate will represent 10% to 15% of the enlarged total issued share capital of the Company immediately after the completion of such subscription. Up to the date of this report, the process of negotiation is still underway.
43.	COMPARATIVES

Certain comparative figures have been reclassified to conform with the current year’s presentation.

44.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements set out on pages 44 to 125 were approved and authorised for issue by the Board of Directors on 21st April, 2008.

Supplementary Financial Information
For the year ended 31st December, 2007
The Group has prepared a separate set of financial statements for the year ended 31st December, 2007 in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).
Differences between HKFRS and US GAAP give rise to differences in the reported balances of net assets and loss attributable to equity holders of the Company. The financial effects of the material differences between HKFRS and US GAAP are summarised and explained as follows:

			2007	2006
	Note		RMB’000	RMB’000

Reconciliation of net profit (loss):
Profit (Loss) attributable to equity holders of the Company under HKFRS			97,086	(398,422)
Capitalisation of borrowing costs and its related depreciation	(a	)	(2,104)	(2,104)
Write off of development costs	(b	)	(383,028)	(132,633)
Amortisation of intangible assets	(b	)	(23,376)	(35,925)
Finance costs/redemption premium of convertible bonds due 2008	(d	)	—	20,840
Gain on buy back of convertible bonds due 2008	(d	)	—	3,823
Finance costs/redemption premium of convertible bonds	(e	)	13,607	12,493
Change in fair value of embedded conversion option of convertible bonds	(e	)	181,933	73,202
Issue costs allocated to embedded conversion option of convertible bonds	(e	)	—	2,557
Effect of the above adjustments attributable to minority interests			199,608	70,061

Profit (Loss) attributable to shareholders reported under US GAAP			83,726	(386,108)

Other comprehensive income:
Fair value adjustment for securities available-for-sale	(f	)	2,393	1,052

Comprehensive profit (loss) reported under US GAAP			86,119	(385,056)

			2007	2006
	Note		RMB’000	RMB’000

Reconciliation of net assets:
Net assets reported under HKFRS, net of portion attributable to minority interests			6,049,663	5,884,993
Capitalisation of borrowing costs and its related depreciation	(a	)	1,284	3,388
Write off of development costs	(b	)	(1,060,846)	(677,818)
Impairment of intangible assets	(b	)	377,000	377,000
Amortisation of impaired intangible assets	(b	)	(104,390)	(81,014)
Non-amortisation on goodwill	(c	)	144,113	144,113
Impairment on goodwill	(c	)	(76,010)	(76,010)
Amortisation of finance costs/accreted redemption premium of convertible bonds	(e	)	26,100	12,493
Change in fair value of embedded conversion option of convertible bonds	(e	)	255,135	73,202
Issue costs allocated to embedded conversion option of convertible bonds	(e	)	2,557	2,557
Effect of the above adjustments attributable to minority interests			302,617	103,009

Net assets reported under US GAAP			5,917,223	5,765,913

(a)	Under HKFRS, the amount of capitalised borrowing costs is netted off against investment income earned on the temporary investment of the borrowed funds pending their expenditure on the qualified assets. Under US GAAP, such temporary investment income is recognised as income rather than being netted off against capitalised borrowing costs. As a result, the amount of the capitalised borrowing costs (and the carrying amount of qualified assets) under HKFRS is lower than that under US GAAP. In subsequent years, the annual depreciation or impairment loss for the qualified assets under HKFRS is lower than that under US GAAP.

(b)	Under HKFRS, costs incurred on development projects relating to the design and testing of new or improved projects are recognised as an intangible asset, at cost less accumulated amortisation and impairment losses, if certain criteria are fulfilled. Under US GAAP, such development costs are expended as incurred. Accordingly, development costs of RMB383 million capitalised during the year and accumulated development costs of RMB1,061 million capitalised as at 31st December, 2007 under HKFRS have been expended under US GAAP.

In previous years, the Group provided for impairment losses on the intangible assets in relation to Zhonghua sedans, part of which were related to those development costs capitalised under HKFRS but already charged to the consolidated income statement under US GAAP as development costs. Therefore, the US GAAP adjustments represent differences in amortisation charges of RMB23 million for the year. As at 31st December, 2007, the cumulative effect of impairment losses and differences in amortisation charges are RMB377 million and RMB104 million, respectively.

(c)	With effect from 1st January, 2005, HKFRS, consistent with US GAAP, does not require amortisation of goodwill. The accumulated difference related to amortisation of goodwill at both 31st December, 2006 and 2007 was RMB144 million.

Goodwill under US GAAP (i.e. SFAS No. 142) is stated at cost less impairment losses without amortisation charge, effectively the carrying amount before impairment losses is higher than that measured under HKFRS. The cumulative effect of this GAAP difference is RMB76 million, which is a result of higher amount of impairment losses recognised in prior years under US GAAP.

(d)	The zero coupon guaranteed convertible bonds due 2008 were issued by Brilliance China Automotive Finance Ltd., a wholly owned subsidiary of the Company, in November 2003. All of the convertible bonds due 2008 were repurchased or redeemed in 2006 and were cancelled in January 2007.

The convertible bonds due 2008 were previously stated in the balance sheet at face value plus accreted redemption premium under both HKFRS and US GAAP.

However, with effect from 1st January, 2005, the convertible bonds due 2008 were split into liability and equity components under HKFRS. The liability component was subsequently carried at amortised finance costs while the equity component, being recognised in equity, remained unchanged until the convertible bonds due 2008 were converted or redeemed.

Accordingly, the carrying amount of liability component of the convertible bonds due 2008 reported under US GAAP (without allocation to the equity component) was greater than that under HKFRS. As a result, the gain on buy back recognised under US GAAP was greater than that under HKFRS while the finance costs/redemption premium recognised under HKFRS was greater than that under US GAAP.

Since the Group repurchased or redeemed all the convertible bonds due 2008 in 2006, the reported net assets under HKFRS were the same as US GAAP as at 31st December, 2007 and 2006.

(e)	Under HKFRS, the new convertible bonds issued on 7th June, 2006 (see Note 32) are split into liability component and an embedded conversion option, which are measured at their fair values at initial recognition. The liability component is subsequently carried at amortised cost and the embedded conversion option is stated at its fair value at balance sheet date, with the change in fair value recognised in the income statement. Under US GAAP, the convertible bonds are stated in the balance sheet at face value plus accreted redemption premium. Accordingly, the reported net assets under HKFRS as at 31st December, 2007 were RMB284 million lower than under US GAAP because of the accumulated effect of (i) RMB26 million additional amortised finance costs/accreted redemption premium charged to income statement under HKFRS than under US GAAP (including RMB14 million for the year ended 31st December, 2007); (ii) loss on fair value changes on the embedded conversion option amounting to RMB255 million (including RMB182 million for the year ended 31st December, 2007); and (iii) direct expenses in connection with the issue of the convertible bonds are capitalised as deferred expenses on the balance sheet and are amortised over the life of the convertible bonds under US GAAP but are allocated between liability component and embedded conversion option under HKFRS.

(f)	Although changes in fair value of securities available-for-sale are both recognised in equity under HKFRS and US GAAP resulting in no difference in effect to the net assets, change in fair value of RMB2 million during the year is firstly recognised under other comprehensive income under US GAAP while it is recognised in investment revaluation reserve directly under HKFRS.